UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: April 2, 2015

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K incorporates the Notice of Annual and Special Meeting of Shareholders, Information Circular and Form of Proxy distributed to the Company’s shareholders of record as of March 20, 2015. The Information Circular was provided to shareholders in connection with the Company’s annual and special meeting to be held on May 4, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)

Date: April 2, 2015	By:	/S/ DARREN WATT
Darren Watt,
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the “Meeting”) of the shareholders of RITCHIE BROS. AUCTIONEERS INCORPORATED (the “Company”) will be held at Ritchie Bros. Auctioneers’ offices at 9500 Glenlyon Parkway, Burnaby, British Columbia, V5J 0C6, on Monday, May 4, 2015 at 11:00 a.m. (Vancouver time), for the following purposes:

(1)	to receive the financial statements of the Company for the financial year ended December 31, 2014 and the report of the auditors thereon;

(2)	to elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

(3)	to appoint the auditors of the Company to hold office until the next annual meeting of the Company and to authorize the Audit Committee of the Board of Directors to fix the remuneration to be paid to the auditors;

(4)	to consider, and if deemed appropriate, to pass with or without variation, an ordinary resolution confirming amendments to the Company’s By-Law No. 1 which are reflected in Amended and Restated By-Law No. 1 which has been approved and adopted by the directors of the Company, which amendments: (i) increase the quorum requirement for meetings of shareholders; (ii) eliminate the ability of the chairman of directors’ meetings to have a casting vote; and (iii) add an advance notice provision for nominations of directors by shareholders, the full text of which resolution is set out in the accompanying Information Circular;

(5)	to consider and, if deemed appropriate, to approve, on an advisory basis, a non-binding advisory resolution accepting the Company’s approach to executive compensation, as more particularly described in the accompanying Information Circular; and

(6)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Company have fixed the close of business on March 20, 2015 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company as of March 20, 2015 will be entitled to vote, in person or by proxy, at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting, whether or not they are able to attend personally. To be effective, forms of proxy must be received by Computershare Trust Company of Canada, Attention Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. Shareholders may also vote on the internet by visiting the website included on the proxy form and following the online voting instructions.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 2nd day of April, 2015.

By Order of the Board of Directors

/s/ Darren Watt

Darren Watt
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS INFORMATION CIRCULAR

Unless otherwise provided the information herein is given as of March 10, 2015 and dollar amounts are presented in U.S. dollars.

Solicitation of Proxies

This Information Circular is being furnished to the shareholders of the Company in connection with the solicitation of proxies for use at the Annual and Special Meeting to be held on May 4, 2015 (the “Meeting”) by management of the Company. The solicitation will be primarily by mail; however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Company. The Company may also pay brokers or other persons holding common shares of the Company (the “Common Shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies. The costs of this solicitation are being borne by the Company.

SUMMARY OF RECENT IMPORTANT CORPORATE DEVELOPMENTS

The following paragraphs contain a summary of certain of the Company’s key developments for 2014. Please refer to the remainder of the document for additional information with respect to certain of these developments.

New Chief Executive Officer – Ravichandra Saligram

In late 2013, Peter Blake, formerly the Company’s Chief Executive Officer, announced his intention to resign and, in connection therewith, in October 2013 the board of directors of the Company (the “Board”) formed the following two temporary committees:

(i) a CEO Search Committee for the purpose of overseeing the identification and hiring of a new Chief Executive Officer to replace Mr. Blake. The committee determined the skills needed in a Chief Executive Officer, searched for and assessed candidates, and recommended the final candidate to the Board for final approval. The CEO Search Committee was discontinued once Ravichandra Saligram was appointed as Chief Executive Officer in July of 2014; and

(ii) a Transition Committee was formed to oversee the Company’s ongoing strategic plans as the Company completed its search for a new Chief Executive Officer. The Committee met twice in 2013 and did not meet in 2014.

In July 2014, Peter Blake ceased to be both the Chief Executive Office and a director. Following the completion of a rigorous search process, in July 2014, the Company appointed Mr. Saligram as the new Chief Executive Officer. Pursuant to the terms of Mr. Saligram’s employment contract, Mr. Saligram was also appointed as a member of the Board. Mr. Saligram’s 35-year professional career includes three years as President and Chief Executive Officer of OfficeMax and more than 20 years of general management experience at ARAMARK, Intercontinental Hotels Group, and SC Johnson.

Mr. Saligram’s employment agreement includes provision for the following: (i) agreement that Mr. Saligram would be appointed as a member of the Board and be nominated to continue as a director at each annual meeting of shareholders during the term of his employment; (ii) Chief Executive Officer (“CEO”) share ownership guidelines that are based on five times base salary; (iii) securities holding requirements which include requiring holdings post termination of employment; (iv) Change of Control provisions that require a “double-trigger” for any accelerated vesting of securities granted pursuant to long-term incentive grants; and (v) agreement to be bound by any Clawback or recoupment policy of the Company allowing recovery of incentive compensation previously paid or payable to him in cases of misconduct or material financial misstatement. For further information regarding Mr. Saligram’s employment agreement and the compensation agreed to be paid to Mr. Saligram, see “Compensation for Our New CEO” on page 23 and “New CEO Compensation Arrangements” on page 28.

Chair of the Board

Beverley Briscoe, previously Deputy Chair of the Board, was appointed as Chair of the Board of Directors on June 30, 2014, replacing Robert Murdoch, who reached the mandatory retirement age prescribed by the Company’s Corporate Governance Guidelines and retired as a director at the end of 2014.

Majority Voting Policy

Prior to the 2014 annual general meeting of shareholders, the Company adopted a majority voting policy for election of directors that applies to any uncontested election of directors (see “Majority Voting Policy” on page 4).

Amendment to By-Laws

In September 2014 the Board approved amendments to the Company’s by-law to (i) provide that the chairman of directors’ meetings is not entitled to a casting or second vote in the event of equality of votes; (ii) include advance notice provisions with respect to the nomination of directors for election to the Board; and (iii) increase the quorum requirement for shareholder meetings from 5% to 33%. Subsequent to such changes, in January of 2015, as a result of its continued commitment to implementing good corporate governance practices, the Board further amended the Company’s by-law to reflect certain recent changes to the proxy voting guidelines published by Institutional Shareholder Services Inc. (“ISS”). In conformance with ISS’s revised guidelines, the amended by-law provides that a shareholder may give notice to nominate a director for election at an annual meeting at any time that is at not less than 30 days prior to the date of the annual meeting. See “Proposal 3: Confirmation of Amendments to By-Law No. 1” below for a further discussion of the amended bylaw, including the advance notice requirements.

Say-on-Pay Advisory Vote

The Board believes that shareholders should have the opportunity to understand the objectives, philosophy and principles the Company uses in its approach to executive compensation decisions and to have an advisory vote on the Company’s approach to executive compensation. As part of the Company’s ongoing commitment to strong corporate governance practices, the Board has determined that, commencing with the Meeting, shareholders will be entitled to vote on a non-binding advisory vote regarding the Company’s approach to executive compensation (see “Proposal 4: Say on Pay Advisory Vote” on page 20).

Claw-back Policy

In September 2014, the Board adopted a “claw-back” policy which allows for recovery from certain executive officers of incentive compensation that was received based on financial results or metrics that are subsequently restated. (For more information, see “Claw-back Policy” on page 22.)

“De-Clawing” Preferred Shares

In September 2014 the Board resolved that it will not, without prior shareholder approval, issue any series of preferred shares for defensive or anti-takeover purposes, for purpose of implementing any shareholder rights plan or with features specifically and primarily intended to make any attempted acquisition of the Company more difficult.

Diversity Policy

The Company values diversity and recognizes the organizational strength, deeper problem solving ability and opportunity for innovation that diversity brings to the Board. The Company believes diversity is an important element of corporate governance and is good for the business. As a result, in February 2015, the Board adopted a policy regarding identification and nomination of women directors which includes a target to increase the number of women on the Board so that by 2016 at least 25% of the directors of the Company, at a full complement of eight members, will be women. (For further information regarding the diversity policy and target, see “Report on Corporate Governance” on page 59).

Removal of Single Trigger Accelerated Vesting of Share Units on Change of Control

In March 2015, the Compensation Committee approved amendments to the Company’s Senior Management Performance Share Unit Plan to provide for “double-trigger” accelerated vesting of share units as opposed to a “single trigger” change of control event. Under the revised Performance Share Unit Plan, any accelerated vesting of share units in the event of a change of control will require both a change of control and a termination of employment.

Share Repurchase Program

In January 2015 the Board approved, subject to Toronto Stock Exchange approval, a share repurchase program for the repurchase of up to $100 million worth of Common Shares over three years, primarily for the purpose of offsetting dilution from stock options, and the Company obtained the approval of the Toronto Exchange for such repurchase plan in February 2015. For more information regarding the repurchase program see “Normal Course Issuer Bid” on page 70.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

PROPOSAL 1: Election of Directors

Under the Articles of Amalgamation of the Company, the number of directors of the Company is set at a minimum of three (3) and a maximum of ten (10) and the Board is authorized to determine the actual number of directors within that range. The Company currently has seven (7) directors. Pursuant to the provisions of the Canada Business Corporations Act (the “Act”), a majority of the total number of directors constitutes a quorum at any meeting of directors. Each director of the Company is elected annually and holds office until the next annual meeting of shareholders of the Company unless he or she sooner ceases to hold office. The Articles of the Company also provide that the Board has the power to increase the number of directors at any time between annual meetings of shareholders and appoint one or more additional directors, provided that the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting. The directors have determined that the number of directors shall be eight (8), which is the number of directors to be elected at the Meeting.

As noted above, Robert Murdoch, the former Chair of the Board, reached the mandatory retirement age prescribed by the Company’s Corporate Governance Guidelines. As such, Mr. Murdoch retired at the end of 2014.

Majority Voting Policy

The Board has adopted a majority voting policy that will apply to any uncontested election of directors. Pursuant to this policy, any nominee for director who receives a greater number of votes “withheld” than votes “for” such election will promptly tender his or her resignation to the Chair of the Board of directors following such meeting of the Company’s shareholders. The Board’s Nominating and Corporate Governance Committee will consider the offer of resignation and make a recommendation to the Board whether to accept it.

In making its recommendation with respect to a director’s resignation, the Nominating and Corporate Governance Committee will consider, in the best interests of the Company, the action to be taken with respect to such offered resignation, which may include (i) accepting the resignation, (ii) recommending that the director continue on the Board but addressing what the Nominating and Corporate Governance Committee believes to be the underlying reasons why shareholders “withheld” votes for election from such director or (iii) rejecting the resignation.

The Board will consider the Nominating and Corporate Governance Committee’s recommendation within 90 days following the Company’s annual meeting, and in considering such recommendation, the Board will consider the factors taken into account by the Nominating and Corporate Governance Committee and such additional information and factors that the Board considers to be relevant. The Board will promptly disclose its decision by a press release, such press release to include the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to the majority voting policy will not be permitted to participate in any meeting of the Board or the Nominating and Corporate Governance Committee at which the resignation is considered. If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director whom the Board considers to merit the confidence of the shareholders, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

Director Nominees

The Company intends to nominate each of the persons listed below for election as a director of the Company at the Meeting. The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year. The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

As further discussed under “Proposal 3: Confirmation of Amendments to By-Law No. 1” on page 19, the Board approved amendments to the Company’s by-law which include advance notice provision for nominations of directors by shareholders. As of the date of this Information Circular, the Company has not received notice of any director nominations in connection with the Meeting.

The information presented in the table below, other than the number of deferred share units (“DSUs”) held, has been provided by the respective nominee as of March 10, 2015. The number of Shares owned, controlled or directed includes Common Shares beneficially owned, controlled or directed, directly or indirectly, by the proposed nominee. For additional information regarding the proposed nominees for director, see the “Skills Matrix” on page 11.

BEVERLEY ANNE BRISCOE

Residence: Vancouver, B.C., Canada

Age: 60

Independent (1)

Director since: October 29, 2004

Shares owned, controlled or directed: 22,288

DSUs held: 11,417 (2)

Committees:

Member of the Nominating and Corporate Governance Committee.(3)

Member of the CEO Search Committee.(4)

Voting Results of 2014 AGM

Votes For: 89,031,564

Percentage: 99.92%

Ms. Briscoe was appointed Chair of the Board of the Company effective June 30, 2014. Ms. Briscoe’s previous employment includes: from 1997 to 2004 she was President and owner of Hiway Refrigeration Limited; from 1994 to 1997 she was Vice President and General Manager of Wajax Industries Limited; from 1989 to 1994 she was Chief Financial Officer for the Rivtow Group of Companies; from 1983 to 1989 she held various executive positions with several operating divisions of The Jim Pattison Group; and from 1977 to 1983 she worked with a predecessor firm of PricewaterhouseCooopers. She is the past Chair of the Industry Training Authority for British Columbia and past Chair of the BC Forest Safety Council. She is currently Chair of the Audit Committee for the Office of the Superintendent of Financial Institutions. Ms. Briscoe is a Fellow of the Institute of Chartered Accountants and has a Bachelor of Commerce degree from the University of British Columbia, and is also a Fellow of the Institute of Corporate Directors.

Other directorships:

Goldcorp Inc. (TSX: “G”; NYSE: “GG” – a public gold and precious metal company) – Director; Chair of the Audit Committee and member of the Environmental Health and Safety Committee

RAVICHANDRA K. SALIGRAM (5) Residence: Vancouver, B.C., Canada Age: 58 Not Independent Director since: July 7, 2014 Shares owned, controlled or directed: 20,575 Committees: N/A	Ravichandra (Ravi) Saligram was appointed Chief Executive Officer (CEO) and a director in July 2014. Prior to joining Ritchie Bros., Mr. Saligram was CEO, President and a member of the board of directors of OfficeMax Incorporated, (2010-2013), an omnichannel provider of workplace products, services and solutions. From 2003 through November 2010, Mr. Saligram served in executive management positions with ARAMARK Corporation, a global food services company, including President of ARAMARK International; Chief Globalization Officer and Executive Vice President of ARAMARK Corporation. From 1994 through 2002, Mr. Saligram served in various capacities for the InterContinental Hotels Group, a global hospitality company, including:

Voting Results of 2014 AGM Votes For: N/A Percentage: N/A	President of Brands and Franchise for North America; Chief Marketing Officer and Managing Director, Global Strategy; President, International; and, President, Asia Pacific. Earlier in his career, Mr. Saligram held various general and brand management roles at S.C. Johnson & Son, Inc. in the United States and overseas. Mr. Saligram earned an MBA from the University of Michigan, Ann Arbor, and an electrical engineering degree from Bangalore University, India.

Other directorships: Church & Dwight Co., Inc. (NYSE: “CHD” – a public consumer products company) – Director and member of the Governance and Nominating Committee.

ROBERT GEORGE ELTON

Residence: Vancouver, B.C., Canada

Age: 63

Independent

Director since: April 30, 2012

Shares owned, controlled or directed: nil

DSUs held: 6,967 (2)

Committees:

Chair of the Audit Committee.

Member of the Compensation Committee.

Voting Results of 2014 AGM

Votes For: 88,967,363

Percentage: 99.85%

Mr. Elton is currently acting as Chief Risk Officer of Vancouver City Savings Credit Union. Mr. Elton is also a corporate director and an adjunct professor at the University of British Columbia’s Sauder School of Business. Mr. Elton was President and Chief Executive Officer of BC Hydro, a government-owned electric utility, from 2003 to 2009. Prior to this he was Executive Vice President Finance and Chief Financial Officer of BC Hydro (2002 – 2003), Powerex (2001-2002), a subsidiary of BC Hydro, and Eldorado Gold Corporation (1996-2001) (TSX: “ELD”; NYSE “EGO”; ASX: “EAU”). Mr. Elton spent over 20 years with PriceWaterhouseCoopers and predecessor firms, becoming Partner in 1987 before leaving the firm in 1996. He is a Fellow of the Institute of Chartered Accountants in British Columbia and has a Master of Arts degree from Cambridge University, U.K.

Other directorships:

Aquatics Informatics Inc. (a private software company) – Director

Corix Utilities (a private utility infrastructure company) – Director

Nurse Next Door (a private company) – Chair, Business Advisory Board

ERIK OLSSON

Residence: Scottsdale, AZ, USA

Age: 52

Independent

Director since: June 1, 2013

Shares owned, controlled or directed: nil

DSUs held: 3,932 (2)

Committees:

Member of the Compensation Committee(6)

Voting Results of 2014 AGM

Votes For: 88,959,426

Percentage: 99.84%

Mr. Olsson is currently President, Chief Executive Officer and a Director of Mobile Mini, Inc. (NASDAQ-GS: MINI), the world’s leading provider of portable storage solutions. Mr. Olsson had previously been President, Chief Executive Officer, and a Director of RSC Holdings, Inc., a premier provider of rental equipment in North America, prior to its acquisition by United Rentals, Inc. in April 2012. Prior to that he served as Chief Financial Officer and Chief Operating Officer of RSC Holdings, Inc. In addition, he held various senior positions in the United States, Brazil, and Sweden in his 13 years with mining equipment maker Atlas Copco AB, an industrial group with world-leading positions in compressors, construction and mining equipment. Erik holds a degree in Business Administration and Economics from the University of Gothenburg.

Other directorships:

Mobile Mini, Inc. (NASDAQ-GS: “MINI” – self storage company)

ERIC PATEL

Residence: Vancouver, B.C., Canada

Age: 56

Independent

Director since: April 16, 2004

Shares owned, controlled or directed: 19,445

DSUs held: 6,156 (2)

Committees:

Member of Nominating and Corporate Governance Committee.(7)

Member of the Audit Committee.

Chair of the CEO Search Committee.(4)

Voting Results of 2014 AGM

Votes For: 89,027, 854

Percentage: 99.92%

Mr. Patel is currently a business consultant and corporate director. He was previously Chief Financial Officer of Pembrook Mining Corp., a private mining company, from 2007 until 2010. Prior to joining Pembrook, Mr. Patel was the Chief Financial Officer of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of Chief Financial Officer, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree from Stanford University and a Bachelor of Arts degree from Brown University.

Other directorships:

ACL Services Ltd. (a private software company) – Advisory Board Chair

Daiya Foods Inc. (a private food company) – Chair

EDWARD BALTAZAR PITONIAK

Residence: Exeter, RI, U.S.A.

Age: 59

Independent

Director since: July 28, 2006

Shares owned, controlled or directed: 7,121

DSUs held: 7,919 (2)

Committees:

Chair of Nominating and Corporate Governance Committee(8).

Member of the Audit Committee.

Voting Results of 2014 AGM

Votes For: 86,693,193

Percentage: 99.53%

Mr. Pitoniak is currently the Managing Director and Trustee of InnVest, a real estate investment trust holding a large portfolio of hotels in Canada. Mr. Pitoniak retired in 2009 from the position of President and Chief Executive Officer and Director of bcIMC Hospitality Group, a hotel property and brand ownership entity (formerly a public income trust called Canadian Hotel Income Properties Real Estate Investment Trust (CHIP) – TSX: “HOT.un”), where he was employed since January 2004. Mr. Pitoniak was also a member of CHIP’s Board of Trustees before it went private. Prior to joining CHIP, Mr. Pitoniak was a Senior Vice-President at Intrawest Corporation (TSX: “ITW”; NYSE “IDR” – a ski and golf resort operator and developer) for nearly eight years. Before Intrawest, Mr. Pitoniak spent nine years with Times Mirror Magazines, where he served as editor-in-chief and advertising director with Ski Magazine. Mr. Pitoniak has a Bachelor of Arts degree from Amherst College.

Other directorships:

InnVest REIT (TSX: “INN”, a public company) – Trustee; Member of Investment Committee

LISA ANNE POLLINA (9) Residence: Chicago, IL, USA Age: 50 Independent Director since: N/A Shares owned, controlled or directed: nil DSUs held: nil (2) Committees: N/A Voting Results of 2014 AGM: N/A

Since 2012, Ms. Pollina has served as Vice Chairman of the RBC Capital Markets division of Royal Bank of Canada. RBC Capital Markets is the corporate and investment banking arm of RBC and offers mergers and acquisitions support, securities trading and research, foreign exchange, infrastructure services and advisory services. From 2010 to 2012, Ms. Pollina served as Senior Advisor to the Chief Executive Officer of RBC International, also a division of Royal Bank of Canada. From 2006 to 2010, she served as Senior Vice President, Global Financial Institutions and performed Advisory Services for Bank of America. Ms. Pollina co-founded and served as Managing Partner of Bordeaux Capital, a strategic and financial advisory firm, from 2002 to 2006. From 1999 to 2002, she held Vice President and Senior Vice President roles with Scient, Inc., a technology consulting firm. Ms. Pollina founded and led Global Financial Advisory from 1992 to 1997. From 1989 to 1992, she was employed by Hermes International. Ms. Pollina holds a B.S. from Western Michigan University and an M.B.A. from Yale University.

Other directorships:

William Blair Mutual Fund (a private fund) - Trustee

CHRISTOPHER ZIMMERMAN

Residence: Manhattan Beach, CA, USA

Age: 55

Independent

Director since: April 11, 2008

Shares owned, controlled or directed: 6,856

DSUs held: 7,919 (2)

Committees:

Chair of the Compensation Committee(10)

Voting Results of 2014 AGM

Votes For: 89,030,230

Percentage: 99.92%

Mr. Zimmerman is currently President and CEO of business operations for the St. Louis Blues. Prior to this, he was President of Easton Sports, a designer, developer and marketer of sports equipment and accessories. Prior to joining Easton Sports, Mr. Zimmerman was President and Chief Executive Officer of Canucks Sports and Entertainment, a sports entertainment company in Vancouver, B.C, from 2006 until 2009. Before joining Canucks Sports and Entertainment, Mr. Zimmerman was the President and Chief Executive Officer of Nike Bauer Inc., a hockey equipment company. Prior to this appointment in March 2003, Mr. Zimmerman was General Manager of Nike Golf USA. He joined Nike Golf in 1998 after spending 16 years in a variety of senior advertising positions, including USA Advertising Director for the Nike Brand and Senior Vice President at Saatchi and Saatchi Advertising in New York. Mr. Zimmerman has an MBA from Babson College.

(1)	See “Report on Corporate Governance” on page 59 for a summary of how “independence” is determined.
(2)	For information regarding DSUs and the Company’s Non-Executive Director Deferred Share Unit Plan (the “DSU Plan”), see “Non-Executive Director Deferred Share Unit Plan” on page 13.
(3)	Ms. Briscoe was also a member of the Audit Committee prior to May 1, 2014.
(4)	The CEO Search Committee was a temporary Board committee.
(5)	Mr. Saligram became a director in July 2014.
(6)	Mr. Olsson became a member of the Compensation Committee on May 1, 2014.
(7)	Mr. Patel was Chair of the Nominating and Corporate Governances Committee prior to May 1, 2014.
(8)	Mr. Pitoniak was Chair of the Compensation Committee prior to May 1, 2014, and ceased to be on that Committee, and became Chair of the Nominating and Corporate Governance Committee, on May 1, 2014.
(9)	Ms. Pollina is not currently a director, but is a proposed nominee for election as a director.
(10)	Mr. Zimmerman became Chair of the Compensation Committee on May 1, 2014.

The Company is not aware that any of the above nominees will be unable or unwilling to serve as a director of the Company. However, should the Company become aware of such an occurrence before the election of directors takes place at the Meeting, the Board may select substitute nominees at its discretion. The persons named in the enclosed form of proxy intend to vote for the election of any such substitute nominees.

In addition to the information presented above regarding Common Shares beneficially owned, controlled or directed, Mr. Saligram, the Chief Executive Officer of the Company, was the only director to hold stock options as of March 10, 2015. None of the Company’s non-executive directors have been granted stock options since their appointment. The Company ceased granting stock options to non-executive directors in 2004, and, pursuant to the Company’s Policy Regarding the Granting of Equity Based Compensation Awards (the “Stock Option Policy”), will not do so in the future.

Chair of the Board

Beverley Briscoe is currently the Chair of the Board and is an independent director and, therefore, the Board has not appointed a Lead Independent Director. Any shareholder wishing to contact the Chair of the Board may do so by phoning 778-331-5300 or by sending an email to Chairman_of_the_Board@rbauction.com.

Committees of the Board

The Board has the following standing committees:

1)	Audit Committee

2)	Nominating and Corporate Governance Committee

3)	Compensation Committee

Information regarding these committees and their functions is included under “Report on Corporate Governance” on page 59.

The current members of the Audit Committee are Robert Elton (Chair), Eric Patel and Edward Pitoniak. Additional disclosure relating to the Company’s Audit Committee as required under Multilateral Instrument 52-110 is contained in the Company’s Annual Information Form under the heading “Audit Committee Information”. The Annual Information Form of the Company has been filed on SEDAR and is available on their website at www.sedar.com. A copy of the Company’s Annual Information Form may also be obtained by making a request to the Corporate Secretary of the Company.

As noted under “Summary of Recent Important Corporate Developments”, prior to July 2014 the Board formed two other temporary committees of the Board, in relation to the hiring and transition under the new Chief Executive Officer, which ceased to exist in July 2014.

Board and Committee Attendance

The following tables present information about Board and committee meetings and attendance by directors at such meetings for the year ended December 31, 2014. The overall 2014 attendance record by directors at Board and committee meetings was 100%.

Board and Committee Meetings Held

Number of Meetings
Board of Directors	11
Audit Committee	4
Compensation Committee	7
Nominating and Corporate Governance Committee	6
CEO Search Committee (1)	23

(1)	As noted above, this temporary Board committee ceased to exist in July 2014.

Summary of Attendance of Directors

Director	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	Nominating and Corporate Governance Committee Meetings	CEO Search Committee Meetings (9)
Robert Murdoch (1)	11 of 11	N/A	4 of 4	2 of 2	23 of 23
Peter Blake (2)	2 of 2	N/A	N/A	N/A	N/A
Ravi Saligram (3)	5 of 5	N/A	N/A	N/A	N/A
Beverley Briscoe (4)	11 of 11 (Chair)	1 of 1	N/A	6 of 6	23 of 23
Robert Elton	11 of 11	4 of 4 (Chair)	7 of 7	N/A	N/A
Erik Olsson (5)	11 of 11	N/A	5 of 5	N/A	N/A
Eric Patel (6)	11 of 11	4 of 4	N/A	6 of 6 (Chair)	23 of 23 (Chair)
Edward Pitoniak (7)	11 of 11	4 of 4	2 of 2 (Chair)	5 of 5 (Chair)	N/A
Christopher Zimmerman (8)	11 of 11	N/A	7 of 7 (Chair)	N/A	N/A

(1)	Mr. Murdoch resigned as Chair of the Board on June 30, 2014, and was replaced by Ms. Briscoe. Mr. Murdoch resigned from the Board effective December 31, 2014. Mr. Murdoch was also a member of the Nominating and Corporate Governance Committee prior to May 1, 2014 and was a member of the Compensation Committee from May 1, 2014 through December 31, 2014.
(2)	As discussed on page 1, Mr. Blake was replaced by Mr. Saligram as Chief Executive Officer on July 7, 2014 and resigned as a director of the Company effective July 1, 2014.
(3)	As discussed on page 1, Mr. Saligram was appointed Chief Executive Officer of the Company and a director on July 7, 2014 and the attendance noted in the table reflects the number of Board meetings that took place after his appointment.
(4)	Ms. Briscoe was appointed Chair of the Board effective June 30, 2014. Prior to May 1, 2014, Ms. Briscoe was also a member of the Audit Committee.
(5)	Mr. Olsson became a member of the Compensation Committee on May 1, 2014.
(6)	Prior to May 1, 2014, Mr. Patel was Chair of the Nominating and Corporate Governance Committee.
(7)	On May 1, 2014 Mr. Pitoniak ceased to be a member and Chair of the Compensation Committee and became a member and Chair of the Nominating and Corporate Governance Committee.
(8)	On May 1, 2014 Mr. Zimmerman became Chair of the Compensation Committee.
(9)	As noted under “Summary of Recent Important Corporate Developments”, the CEO Search Committee was a temporary Board committee.

Skills Matrix

The Nominating and Corporate Governance Committee maintains and updates from time to time an inventory of the competencies, capabilities and skills of current non-executive Board members.

The following matrix is used as a reference tool for the ongoing assessment of Board composition, to ensure that desired skills and attributes are considered as new Board members are being assessed and to identify any gaps in the competencies that are required to successfully advance the overall strategy of the Company. As discussed under “Summary of Recent Corporate Developments”, in February, 2015 the Board adopted a policy regarding identification and nomination of women directors which includes a target to increase the number of women on the Board so that by 2016 at least 25% of the directors of the Company, at a full complement of eight members, will be women (see “Report on Corporate Governance” on page 59). Directors are encouraged to take relevant professional development courses at the Company’s expense, and at times, the Company also recommends appropriate courses and conferences and encourages directors to attend (see “Report on Corporate Governance” below).

	General Business Skills			Functional Experience
Name	Large Organization Experience	CEO Experience	Overseas Experience	Accounting Knowledge	Employee Recruitment & Development	Environmental, Health & Safety	Financial / Investment	IT Software, Infrastructure & Security	Marketing	Organizational Structure	Sales	Strategic Planning	Industrial Equipment Industry
Beverley Briscoe	x	x	x	x	x	x	x			x		x	x
Robert Elton	x	x		x	x	x		x				x
Erik Olsson	x	x	x	x	x		x			x	x	x	x
Eric Patel	x		x	x	x		x	x				x
Edward Pitoniak	x	x			x		x	x	x	x	x	x
Lisa Pollina	x	x	x		x		x		x	x	x	x
Christopher Zimmerman	x	x			x				x	x	x	x

DIRECTOR COMPENSATION

Annual Meeting Fees

Non-executive directors of the Company, other than the Board Chair (and while it was applicable, the Deputy Chairperson), receive, in addition to reimbursement of reasonable travel and lodging expenses, an annual fee of $100,000 for service on the Board. The Board Chair is paid an annual fee of $240,000. Prior to his resignation as Board Chair on June 30, 2014, Mr. Murdoch was entitled to an annual Board Chair fee of $240,000, payment of which was prorated to his length of service in such role during 2014.

In addition to the fee paid to non-executive directors as described above, the Chair of the Audit Committee receives an additional $15,000 annual fee, and the Chair of each of the Compensation Committee and Nominating and Corporate Governance Committee receives an additional $10,000 annual fee. The Chair of the CEO Search Committee received an additional fee of $15,000 in 2014. The Chair of the Transition Committee did not receive separate fees in 2014.

Non-executive directors also receive a $1,500 fee per minuted meeting, in person or by teleconference, in excess of 30 minutes. The Board Chair and (while applicable) Deputy Chairperson, are not entitled to meeting fees. Non-executive directors, other than the Chair of the Board, required to travel a day other than a meeting date when scheduling does not permit travel on the day of the meeting are also entitled to receive, in addition to reimbursement for travel expenses, a $1,500 travel fee.

Subject to the provisions of the DSU Plan (see discussion below), annual retainer and other fees were paid to non-executive directors on the following basis:

Amount of Fee (U.S.$)
Annual fee for Board Chair (1) (2)	240,000
Annual fee for Board Membership (1)	100,000
Annual fee for Audit Committee Chair	15,000
Annual fee for Committee Chair (excluding Audit Committee)	10,000
Meeting fee (per minuted meeting in excess of 30 minutes)	1,500
Travel fee (3)	1,500

(1)	Subject to the provisions of the DSU Plan, the annual fees are payable in four equal amounts on a quarterly basis (less applicable source deductions).
(2)	Ms. Briscoe was appointed Chair effective June 30, 2014. Prior to that appointment, Ms. Briscoe was entitled to a Deputy Chairperson fee ($200,000 per year), and Robert Murdoch, the prior Chairperson, was entitled to an annual fee of $240,000.
(3)	A travel fee is paid to non-executive directors required to travel on a day other than the meeting date when scheduling does not permit travel on the day of the particular meeting. This fee is in addition to reimbursement for travel expenses.

Director Share Ownership Guidelines

In January 2012, the Board adopted share ownership guidelines for the non-executive directors of the Company. The Board believes that share ownership aligns the interests of its directors with the interests of the Company’s shareholders, promotes sound corporate governance and demonstrates a commitment to the Company. Pursuant to the director share ownership guidelines, non-executive directors are to hold Common Shares and/or DSUs with a combined value of not less than three times the annual fixed retainer paid to such directors and such directors are to achieve this level within five years of becoming subject to the guidelines.

In the event a share price change or an increase in a director’s annual board retainer results in a director ceasing to meet the guidelines, the director is to work toward meeting the guidelines within one year. The following table sets out the applicable equity ownership guideline and equity ownership for each non-executive director.

	Equity Ownership Guideline			Equity Ownership
	Multiple of Retainer	Amount of Retainer ($)	Total Value of Equity Ownership Required ($)	Number of:		Value of Equity Ownership (1) ($)	Meets Share Ownership Requirement (2)
Director				Common Shares (1)	DSUs (1)
Beverley Briscoe	3x	240,000	720,000	22,288	11,417	837,238	Yes
Robert Elton	3x	100,000	300,000	—	6,967	173,066	No
Erik Olsson	3x	100,000	300,000	—	3,932	97,665	No
Eric Patel	3x	100,000	300,000	19,445	6,156	635,938	Yes
Edward Pitoniak	3x	100,000	300,000	7,121	7,919	373,592	Yes
Christopher Zimmerman	3x	100,000	300,000	6,856	7,919	367,009	Yes

(1)	Information in this table reflects the number of Common Shares and DSUs held as at March 10, 2015, and the value of equity ownership is based on the closing price of the Common Shares as at that date.
(2)	The share ownership guidelines were implemented in January 2012 and, as such, each of the non-executive directors, other than Erik Olsson, have until 2017 to meet these thresholds. Mr. Olsson became a director in June 2013 and, accordingly, has until June 2018 to meet the threshold. As discussed under “Non-Executive Director Deferred Share Unit Plan” below, if a non-executive director has not satisfied share ownership guidelines, the director must receive 60% of his or her annual Board retainer in the form of DSUs, rather than in cash.

Non-Executive Director Deferred Share Unit Plan

Effective January 1, 2012, the Board approved the adoption of a deferred share unit plan for non-executive directors to further align the interests of directors with the interests of the Company’s shareholders and provide a tax effective way for directors to build share ownership (or the equivalent thereof). At that time, the Board introduced the share ownership guidelines described above.

In respect of calendar years ending on or before December 31, 2014, if a non-executive director had not, prior the commencement of the current year, satisfied share ownership guidelines, the director was required to receive 60% of his or her annual Board retainer (the annual fees paid to a director for service on the Board, including the annual fee paid to the Board Chair and Deputy Chairperson, but excluding fees for chairmanship of Board committees and other fees) in the form of DSUs, rather than in cash. The remainder of the annual Board retainer was paid in cash, quarterly in arrears. If a non-executive director had satisfied share ownership guidelines, the director could elect to receive all or none of the 60% in DSUs, with the remainder paid in cash. The portion of the annual Board retainer which was paid in the form of DSUs was credited annually in arrears, following the end of the year to which the fees relate.

Effective October 30, 2014, the Board approved amendments to the DSU Plan pursuant to which, in respect of calendar years commencing on or after January 1, 2015, the portion of the annual Board retainer which is payable in the form of DSUs as contemplated in the plan will be payable and credited quarterly in arrears. For such years, on each quarterly date on which the annual Board retainer for the prior completed calendar quarter is payable, if the non-executive director has not at such time satisfied share ownership guidelines, the director must receive 60% of the portion of the annual Board retainer that is then payable in the form of DSUs, rather than in cash. The remainder of the Board retainer payment is paid in cash.

If a non-executive director has satisfied share ownership guidelines, the director may elect to receive all or none of the 60% in DSUs with the remainder paid in cash.

In each case, the number of DSUs credited to a director is calculated by dividing the dollar amount of the portion of the Board retainer to be paid in the form of DSUs by the fair market value of a Common Share on the date the DSUs are credited, being the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the immediately preceding twenty trading days.

On March 10, 2015, the following DSUs were credited to non-executive directors in respect of 2014:

Director (1)	Number of DSUs Credited (2)
Robert Murdoch (3)	—
Beverley Briscoe	5,142
Robert Elton	2,337
Erik Olsson	2,337
Eric Patel	584
Edward Pitoniak	2,337
Christopher Zimmerman	2,337

(1)	Mr. Saligram does not participate in the DSU Plan, and, prior to his resignation, Mr. Blake did not participate in the DSU Plan.
(2)	All DSUs indicated were credited on March 10, 2015. The grant date fair value was $25.67 per DSU. The grant date fair value of the DSUs credited is included in the Directors’ Total Compensation table below.
(3)	Mr. Murdoch resigned as a director effective December 31, 2014. In connection with such resignation, the Nominating and Governance Committee determined that Mr. Murdoch would not receive any portion of his annual Board fee in 2014 in the form of DSUs and instead he received his entire Board fee in cash.

Although DSUs vest immediately upon being granted under the DSU Plan, no amount is payable to the non-executive director holding the DSUs until the director ceases to be a director, following which the director will be entitled to receive a lump sum cash payment, net of any applicable withholdings, equal to the number of DSUs held multiplied by the fair market value of one Common Share (determined as described above) as of the 24th business day after the first publication of the Company’s interim or annual financial statements and management’s discussion and analysis for the fiscal quarter of the Company next ending following the director ceasing to hold office. Additional DSUs are credited under the DSU Plan corresponding to dividends declared on the Common Shares. DSUs are considered equivalent to Common Shares for purposes of determining whether a director is complying with or satisfying share ownership guidelines.

In connection with the adoption of the DSU Plan, the Company’s long-term incentive plan for non-executive directors (the “Non-Executive Director LTIP”) was amended to provide that the Company would cease to pay contributions for participants under such plan to the plan administrator in respect of annual fees earned after January 1, 2012.

Long-term Incentive Plan for Non-Executive Directors

The Company adopted the Non-Executive Director LTIP in 2009. Under this plan, prior to 2012, part of the annual retainer of non-executive directors was used to purchase Common Shares. Such shares were purchased by the administrator of the plan through open market purchases and held by the plan administrator on behalf of the participants.

Participants are not permitted to withdraw any Common Shares so held unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant as a director of the Company). Commencing in 2012, with the introduction of the DSU Plan discussed above, non-executive directors ceased to contribute to the Non-Executive Director LTIP. However, Common Shares previously acquired and held under the plan are required to be held in the plan until participants cease to serve on the Board.

Directors’ Total Compensation

The following table sets out the total compensation by director for the year ended December 31, 2014:

Director	Annual Board fees (1)	Committee Chair fees	Meeting fees	Travel fees	Total Fees	Share-based awards (2)	All other comp. (3)	TOTAL
Robert Murdoch (4)	$170,000	Nil	$12,000	$27,000	$209,000	Nil	$6,256	$215,256
Ravi Saligram (5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Peter Blake (5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Beverley Briscoe (6)	$88,000	Nil	Nil	$3,000	$91,000	$131,995	$2,880	$225,876
Robert Elton	$40,000	$15,000	$33,000	$3,000	$91,000	$59,991	$2,103	$153,094
Erik Olsson	$40,000	Nil	$24,000	$10,500	$74,500	$59,991	$638	$135,129
Eric Patel	$85,000	$18,333	$70,500	$6,000	$179,833	$14,991	$2,607	$197,431
Edward Pitoniak	$40,000	$10,000	$33,000	$21,000	$104,000	$59,991	$2,607	$166,598
Christopher Zimmerman	$40,000	$6,667	$27,000	$10,500	$84,167	$59,991	$2,607	$146,765

Total	$503,000	$50,000	$199,500	$81,000	$833,500	$386,950	$19,698	$1,240,148

(1)	Represents annual fees for service on the Board, including the annual fee paid to the Board Chair. This column does not include annual Board fees paid in DSUs, rather than in cash, pursuant to the DSU Plan. The DSU Plan is more fully described under “Non-Executive Director Deferred Share Unit Plan” on page 13. Pursuant to the terms of the DSU Plan, certain of the non-executive directors received 60% of their annual Board fees in the form of DSUs, rather than in cash. The value of such DSUs is set out under the “Share- based awards” column. The DSUs were credited on March 10, 2015 in respect of 2014 annual director fees.
(2)	This column reflects the value of the DSUs received by non-executive directors in lieu of payment of a portion of annual Board fees payable in cash. The DSU Plan provides that the DSUs will be credited at a value equal to the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty trading days preceding the date the DSUs are credited. The amounts reflected in this column reflect the amount of the Board fees that otherwise would have been paid in cash but were paid in the form of DSUs, and represents the value which the Board has determined is the grant date fair value, which is also the accounting fair value. As noted in Note (1) the DSUs were credited on March 10, 2015 in respect of 2014 annual director fees. As the DSUs represent annual Board fees that are paid in the form of DSUs rather than in cash, they do not represent an incentive plan award.
(3)	All other compensation consists of the value of additional DSUs credited to non-executive directors during 2014 corresponding to dividends declared and paid by the Company on Common Shares during 2014. The value of such dividend equivalent additional DSUs was calculated by multiplying the number of such additional DSUs credited by the fair market value of a Common Share on the date the dividend was paid (determined as described under “Non-Executive Deferred Share Unit Plan”).
(4)	Mr. Murdoch resigned as Chair of the Board on June 30, 2014, and the payment of his Board Chair fee was pro-rated accordingly. Mr. Murdoch resigned as a director effective December 31, 2014. In connection with such resignation, the Nominating and Governance Committee determined that Mr. Murdoch would not receive any portion of his annual Board fee in 2014 in the form of DSUs and instead he received his entire Board fee in cash.
(5)	Mr. Saligram is the Chief Executive Officer of the Company and, therefore, does not receive compensation as a director. Similarly, Mr. Blake was the Chief Executive Officer of the Company and did not receive compensation as a director. Compensation for Messrs. Saligram and Blake was as summarized in the Summary Compensation Table on page 48.
(6)	Ms. Briscoe was appointed Board Chair on June 30, 2014. The annual Board fee indicated reflects the Deputy Chairperson fee payable to June 30, 2014 and the Board Chair fee payable thereafter.

Outstanding Share Based Awards

The following table sets out for each director (except Ravi Saligram, the Company’s Chief Executive Officer, and Peter Blake, the former Chief Executive Officer) all share-based awards outstanding as at December 31, 2014:

	Share-based awards (2)
Name (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed (3) ($)
Robert Murdoch (4)	—	Nil	344,142
Beverley Briscoe	—	Nil	160,864
Robert Elton	—	Nil	118,899
Erik Olsson	—	Nil	40,737
Eric Patel	—	Nil	143,405
Edward Pitoniak	—	Nil	143,405
Christopher Zimmerman	—	Nil	143,405

(1)	Mr. Saligram is the Chief Executive Officer of the Company and, therefore, he does not receive any compensation as a director. While a director, Mr. Blake was Chief Executive Officer of the Company and, as a result, he did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 22 for information regarding the compensation of Mr. Saligram and Mr. Blake.
(2)	The non-executive directors do not participate in the Company’s stock option plan and do not hold any outstanding option-based awards. The only share-based amounts received by the non-executive directors are DSUs under the DSU Plan which vest immediately. As discussed in Note (2) to the Directors’ Total Compensation table above, the DSUs do not represent an incentive plan award but instead annual Board fees that are paid in the form of DSUs. Additional DSUs are credited under the DSU Plan in respect of DSUs held corresponding to dividends declared on the Common Shares.
(3)	DSUs vest immediately upon being credited under the DSU Plan. The number of DSUs held by the proposed director nominee for directors as at the date of this Information Circular is shown as part of information regarding the proposed director nominees beginning on page 5. The amount reflected in this column represents the value of DSUs held by directors as at December 31, 2014, including DSUs credited corresponding to dividends declared on the Common Shares. The value was calculated by multiplying the number of outstanding DSUs by the 20-day volume weighted average closing price of the Common Shares on the New York Stock Exchange on December 31, 2014, being $25.89. As described above under “Non-Executive Director Deferred Share Plan”, DSUs received by non-executive directors in lieu of annual Board fees in 2014 were credited annually in arrears, following the end of the year to which the fees relate. As a result, this table does not include DSUs received after December 31, 2014 in lieu of annual director fees for 2014. Such DSUs are described in Notes (1) and (2) to the Directors’ Total Compensation table.
(4)	Mr. Murdoch resigned as a director effective December 31, 2014. As at the date of this Information Circular, Mr. Murdoch holds 13,365 DSUs. Following his resignation, Mr. Murdoch has become entitled to receive a lump sum cash payment in respect of DSUs held as described under “Non-Executive Director Deferred Share Unit Plan”, which amount will be calculated and paid out in accordance with the DSU Plan.

Director Share-Based Awards-Value Vested or Earned During the Year

The following table sets out for each director (except Ravi Saligram, the Company’s Chief Executive Officer, and Peter Blake, the Company’s former Chief Executive Officer) the share-based awards received by the directors for the fiscal year ended December 31, 2014.

	Share-based awards - value vested during the year (2)
	Number vested during the year			Value vested during the year (5)
Name (1)	Received in lieu of fees (3)	Dividend equivalents (4)	Total
Robert Murdoch (6)	—	262	262	$6,256
Beverley Briscoe	5,142	120	5,262	$134,876
Robert Elton	2,337	88	2,425	$62,094
Erik Olsson	2,337	26	2,363	$60,629
Eric Patel	584	109	693	$17,598
Edward Pitoniak	2,337	109	2,446	$62,598
Christopher Zimmerman	2,337	109	2,446	$62,598

(1)	Mr. Saligram is the Chief Executive Officer of the Company and therefore does not receive any compensation as a director. Mr. Blake is the former Chief Executive Officer of the Company and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 22 for information regarding compensation of Mr. Saligram and Mr. Blake.
(2)	The non-executive directors do not participate in the Company’s stock option plan and do not hold any outstanding option-based awards, and do not receive any non-equity incentive plan compensation. The only share-based amounts received by the non-executive directors are DSUs under the DSU Plan which vest immediately. As discussed in Note (2) to the Directors’ Total Compensation table, under the DSU Plan, DSUs do not represent an incentive plan award and instead represent annual Board fees that are paid in the form of DSUs rather than in cash. Additional DSUs are credited under the DSU Plan in respect of DSUs held corresponding to dividends declared on the Common Shares. Although DSUs vest immediately, no amount is payable to the non-executive director until the director ceases to be a director.
(3)	This column represents the number of DSUs received by the director in lieu of a portion of the annual fees payable to the non-executive director for the fiscal year ended December 31, 2014. As described under “Non-Executive Director Deferred Share Unit Plan” on page 13, the portion of the annual director fees which was paid in DSUs in 2014 and years prior thereto was credited annually in arrears. The DSUs specified in this column reflect DSUs credited to the non-executive directors on March 10, 2015 in respect of 2014 annual fees. Although these DSUs technically were only received, and vested, in March 2015, they are included in the table since they were received in respect of 2014. The value of these DSUs is included under “Share-based awards” in the Directors’ Total Compensation table on page 15. The number of DSUs received was equal to the dollar value of the annual director fees paid in the form of DSUs, divided by the fair value of a Common Share on such date, being the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the immediately preceding twenty trading days. This column does not represent DSUs received in respect of years prior to 2014, including DSUs that were credited in March 2014 in lieu of a portion of the annual fees payable to the non-executive directors for the fiscal year ended December 31, 2013.
(4)	This column represents the number of dividend equivalent DSUs credited on outstanding DSUs during 2014. The number of such additional dividend equivalent DSUs is computed by dividing (i) the product obtained by multiplying the amount of a dividend declared and paid by the Company on the Common Shares on a per share basis by the number of DSUs held by a director on the record date for the payment of such dividend by (ii) the fair market value of a Common Share on the date the dividend is paid, determined as described under “Non-Executive Director Deferred Share Unit Plan” on page 13.
(5)	This column represents the value of DSUs (i) received by the directors in lieu of a portion of their annual fees for the fiscal year ended December 31, 2014, and (ii) dividend equivalent DSUs credited on outstanding DSUs during 2014. As noted above, DSUs received in lieu of 2014 annual Board fees were only received, and vested, in March 2015, but were received in respect of 2014. The value of the DSUs received by directors in lieu of annual fees is included under “Share-based awards” in the Directors’ Total Compensation table on page 15, and reflects the amount of the Board fees that otherwise would have been paid in cash which were paid in the form of DSUs . The value of dividend equivalent additional DSUs is calculated by multiplying the number of such additional DSUs by the fair market value of a Common Share on the date the dividend was paid, and is included under “All other compensation” in the Directors’ Total Compensation table.
(6)	Mr. Murdoch resigned as a director effective December 31, 2014. As at the date of this Information Circular, Mr. Murdoch holds 13,365 DSUs. Following his resignation, Mr. Murdoch has become entitled to receive a lump sum cash payment in respect of DSUs held as described under “Non-Executive Director Deferred Share Unit Plan” and Note (4) to the Total Director Compensation table.

For additional disclosure in relation to the Board and the Company’s approach to corporate governance, please refer to the section “Report on Corporate Governance” on page 59.

PROPOSAL 2: Appointment of Auditors

The Company proposes that Ernst & Young LLP, Chartered Accountants of Vancouver, British Columbia, be appointed as auditors of the Company for the year ending December 31, 2015 and that the Audit Committee be authorized to fix their remuneration. Ernst & Young LLP has been the Auditor of the Company since April 25, 2013. The Audit Committee is satisfied that Ernst & Young LLP meets the relevant independence requirements and is free from conflicts of interest that could impair their objectivity in conducting the Company’s audit. The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

The Company retained Ernst & Young LLP to audit the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2014. The Audit Committee is required to pre-approve all non-audit related services performed by Ernst & Young LLP. The aggregate fees billed for professional services by the auditors and its affiliates around the world during fiscal 2014 and 2013 were as follows:

	Fiscal 2014	Fiscal 2013
Audit Fees	$951,365	$849,400
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total Fees	$951,365	$849,400

The nature of each category of fees is as follows:

Audit Fees:

Audit fees were paid for professional services rendered by the auditors for the audit and interim reviews of the Company’s consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees:

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under the Audit Fees item above.

Tax Fees:

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits; assistance in completing routine tax schedules and calculations; and tax planning and advisory services relating to common forms of domestic and international taxation (i.e., income tax, capital tax, Goods and Services Tax and Value Added Tax).

The Audit Committee is responsible for the appointment, compensation and oversight of the work of the Company’s independent auditor and is required to pre-approve all non-audit related services performed by the auditors. Accordingly, the Audit Committee has adopted a pre-approval policy.

The policy outlines the procedures and the conditions pursuant to which permissible services proposed to be performed by the auditors are pre-approved, provides a general pre-approval for certain permissible services and outlines a list of prohibited services.

PROPOSAL 3: Confirmation of Amendments to By-Law No. 1

In September 2014, the Board authorized and approved an amendment and restatement of the Company’s By-Law No. 1. The Amended and Restated By-Law No. 1 reflects amendments which: (i) increase the quorum requirement for meetings of shareholders from 5% to 33%; (ii) eliminate the ability of the chairman of directors’ meetings to have a casting vote; and (iii) include an advance notice provision (the “Advance Notice Provision”) which requires advance notice to the Company of nominations of persons for election to the Board in circumstances where nominations are made by shareholders other than pursuant to a shareholder proposal made pursuant to the provisions of the Act or a requisition of shareholders made in accordance with the Act.

The Advance Notice Provision, among other things, provides for a deadline by which shareholders must notify the Company in writing of an intention to nominate directors for election to the Board prior to any annual or special meeting of Shareholders and sets forth the information that a shareholder must include in such notice.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is called for a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting called for the purpose of electing directors), notice to the Company must be made no later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Advance Notice Provision originally approved by the Board further required that, in the case of an annual meeting of shareholders, the required notice to the Company had to be made not more than 65 days prior to the date of the annual meeting. Subsequent to such approval, Institutional Shareholder Services Inc. published updated guidance regarding their position in relation to advance notice provisions that the notification time frame should not be subject to any maximum notice period. In line with the Company’s commitment to follow good corporate governance practice developments, on February 25, 2015 the Board approved further amendments to Amended and Restated By-Law No. 1 to remove the maximum notice period.

The Board believes that adopting the Advance Notice Provision is consistent with good corporate governance. The Advance Notice Provision provides a clear process for shareholders to follow for director nominations and sets out a reasonable time frame for nominee submissions and the provision of accompanying information.

The purpose of the Advance Notice Provision is to treat shareholders fairly by attempting to ensure that shareholders receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. In addition, the Advance Notice Provision should assist in facilitating an orderly and efficient meeting process.

The foregoing summary of the Amended and Restated By-Law No. 1, including the Advance Notice Provision, is qualified in its entirety by reference to the full text of the Amended and Restated By-Law No. 1, which is set out in Schedule “A” attached hereto. In addition, the Amended and Restated By-Law No. 1 is available upon request from the Corporate Secretary of the Company, or from the Company’s public disclosure documents found on SEDAR at www.sedar.com or on the Securities and Exchange Commission (SEC) EDGAR database at www.sec.gov.

Pursuant to the provisions of the Act, the foregoing amendments to By-Law No. 1 will cease to be effective unless confirmed by a resolution passed by a simple majority of the votes cast by shareholders at the Meeting.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution in the following form (the “By-Law Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, confirming the Amended and Restated By-Law No. 1.

“Resolved that:

(i)	the Amended and Restated By-Law No. 1 of the Company previously adopted by the Board of Directors of the Company, as further amended by the Board of Directors of the Company, as set out in Schedule “A” to the Company’s Information Circular dated March 10, 2015, is hereby confirmed without amendment; and

(ii)	any director or officer of the Company be, and is hereby, authorized and directed to execute and deliver for and in name of and on behalf of the Company, whether under its corporate seal or not, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

The Board recommends that shareholders vote FOR the By-Law Resolution. To be effective, the By-Law Resolution must be approved by not less than a majority of the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting. The persons named in the accompanying form of proxy intend to vote the shares represented thereby FOR such resolution, unless a proxy contains express instructions to vote against such resolution.

PROPOSAL 4: Say on Pay Advisory Vote

On September 15, 2014, the Board adopted a policy that provides for an annual shareholder advisory vote on the Board’s approach to executive compensation, known as “Say on Pay”. The Say on Pay policy has been implemented to provide appropriate director accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders of the Company a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

Shareholders are encouraged to review and consider the detailed information regarding the Company’s approach to executive compensation under the heading “Statement of Executive Compensation” beginning on page 22.

As described therein, the Company is committed to ensuring that the compensation of our executive officers is aligned with the Company’s performance and the creation of value for shareholders. A key principle of the Company’s executive compensation philosophy is to create shareholder value over the long-term, represented by the Company’s earnings performance. This is achieved in large measure by aligning the interests of the senior executive officers with those of shareholders by making a significant portion of compensation at risk based on corporate performance and basing a high proportion of rewards on equity-based compensation.

The Board believes in the importance of executives owning shares of the Company or equity based units to more fully align the Company’s executive officers with the interests of shareholders and focus on activities and strategies intended to create and deliver long-term value for shareholders.

As noted elsewhere in this Information Circular, during 2014 and the months leading up to it there were a number of significant developments affecting the Company and its corporate governance and executive compensation, including the hiring of a new Chief Executive Officer and adoption of the Say on Pay policy. Shareholders are encouraged to review and consider the summary of these developments under the heading “Summary of Recent Important Corporate Developments”, as well as other information with respect to these developments elsewhere in this Information Circular. Those changes include a number of compensation decisions or results in 2014 that are not anticipated to recur in subsequent periods, including non-recurring sign-on compensation awards to the new Chief Executive Officer, and payments and benefits to resigning or retiring executive officers, which are not indicative of expected compensation amounts or levels in future periods.

At the Meeting, shareholders will be asked to consider and, if deemed appropriate, to approve, on an advisory basis, the following resolution, which is based on the model say on pay resolution published by the Canadian Coalition for Good Governance:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in this Company’s Information Circular delivered in advance of the 2015 annual meeting of shareholders of the Company.”

The Board recommends that shareholders vote FOR the Say on Pay advisory resolution. The persons named in the accompanying form of proxy intend to vote FOR the Say on Pay advisory resolution unless a proxy contains express instructions to vote against such resolution.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

In the event that a significant number of shareholders oppose the resolution, the Board will:

a)	consult with its shareholders (particularly those who are known to have voted against the resolution) to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution will be encouraged to contact the Board to discuss their specific concerns either in writing, care of the Corporate Secretary of the Company, or by email to corporate@rbauction.com; and

b)	disclose to shareholders as soon as is practicable, and no later than in the management proxy circular for its next annual meeting, a summary of the comments (if any) received from shareholders in the engagement process and the changes to the compensation plans made or to be made by the Board or why no changes will be made.

STATEMENT OF EXECUTIVE COMPENSATION

Summary of Recent Changes in Executive Compensation

The Company is committed to ensuring that the compensation of our executive officers is aligned with the Company’s performance and the creation of value for our shareholders. To that end, we are pleased to provide a summary of certain recent changes in relation to the Company’s executive compensation.

Say-on-Pay Advisory Vote

As noted above, the Board believes that shareholders should have the opportunity to understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Company’s approach to executive compensation. As a result, in September 2014, the Board adopted the Say on Pay policy and, at the Meeting, for the first time, shareholders will have the opportunity to vote on a non-binding shareholder advisory “say on pay” vote concerning the Board’s approach to executive compensation.

Claw-back Policy

In September 2014, the Board adopted an Incentive Compensation Claw-back Policy regarding recoupment of any incentive payment to an executive officer (the ‘‘Claw-back Policy’’). Pursuant to the Claw-back Policy, in the event of a restatement of the Company’s financial results (other than due to a change in applicable accounting rules or interpretations), the result of which is that any performance-based compensation (pursuant to both short-term and long-term incentive compensation plans) paid or awarded during the three years preceding such restatement would have been lower had it been calculated based on such restated results, the Compensation Committee shall review such performance-based compensation.

If the Compensation Committee determines that the amount of any such performance-based compensation actually paid or awarded to an executive officer (the “Awarded Compensation”) would have been a lower amount had it been calculated based on such restated financial statement (the “Adjusted Compensation”), then the Board may, on advice from the Committee:

(a)	Seek to recover for the benefit of the Company the excess of the Awarded Compensation over the Adjusted Compensation (the “Excess Compensation”); and

(b)	Require an executive officer to repay any Excess Compensation received by the executive officer.

Removal of Single Trigger Accelerated Vesting of Share Units on Change of Control

In March 2015, the Compensation Committee approved amendments to the Company’s Senior Management Performance Share Unit Plan to require a “double-trigger” change of control event in order to trigger any accelerated vesting of share units pursuant to the Performance Share Unit Plan. Under the revised Performance Share Unit Plan, any accelerated vesting of share units following a change of control of the Company will require both a change of control and a termination of employment. Prior thereto, in the Chief Executive Officer’s employment agreement, Mr. Saligram agreed that, notwithstanding provisions in the Company’s long-term incentive plan documents to the contrary, any accelerated vesting upon a change of control will require both a change of control and termination of employment without cause or for good reason.

Compensation for Our New CEO

As described under “Summary of Recent Important Corporate Developments”, in July 2014, Mr. Saligram was appointed as the Company’s new Chief Executive Officer. In determining potential compensation arrangements for Mr. Saligram, the Board carefully considered the nature and level of remuneration necessary to successfully attract, motivate and retain an individual with the leadership experience and determination necessary to lead the Company. The Board examined a broad range of market data (including from the compensation peer group referred to on page 25), competitive practices regarding new CEO compensation, and current best practices regarding compensation governance. The Board also considered the personal and practical implications of relocating Mr. Saligram from his home in the U.S. to the Company’s head office in Burnaby, British Columbia. More broadly, however, the Board carefully weighed how best to structure Mr. Saligram’s compensation arrangements to appropriately incent the high level of performance and leadership required, in a manner aligned with the long-term interests of our shareholders.

In lieu of a cash signing bonus, Mr. Saligram was also provided with a one-time initial equity-based grant, comprised in equal value of stock options (which will vest at a rate of 20% per year) and performance share units (the vesting of which will be contingent upon the achievement of pre-established total shareholder return performance criteria ).

In structuring the compensation arrangements with Mr. Saligram, the Company endeavored to align such arrangements with shareholder interests and good compensation governance principles and negotiated the following features: (i) CEO share ownership guidelines based on five times base salary; (ii) retention requirements pursuant to which the CEO will be required to hold a potential of the after-tax payout/gains from annual long-term incentive and sign-on grants in shares until share ownership guidelines are met and, thereafter, 50% of after tax value of payout/gains for a period of at least two years following payout; (iii) post-employment securities holding requirements; (iv) provision for termination of unvested sign-on stock option grants if the CEO’s employment is terminated during the first three years; (v) severance entitlement based on a multiple of one year’s base salary plus one year’s target short-term incentive bonus if employment is terminated other than for cause during the first year; and (vi) agreement to be bound by any clawback or recoupment policy of the Company allowing recovery of incentive compensation previously paid or payable to him in cases of material financial restatement as well as misconduct, whether pursuant to the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of any national securities exchange on which the Common Shares are listed, or otherwise. See “New CEO Compensation Arrangements” on page 28 for more information.

Compensation for Former CEO

Mr. Blake resigned as Chief Executive Officer effective July 1, 2014. Prior to his resignation, in October 2013, the Company entered into a Separation Agreement with Mr. Blake in respect of his intended resignation. In the Separation Agreement, the Company and Mr. Blake agreed that while Mr. Blake continued to be employed by the Company in 2014, the Company would pay him his salary, but no short-term incentive bonus, and would not grant Mr. Blake stock options, restricted share units or performance share units in respect of 2014. Following Mr. Blake’s resignation, he became entitled to receive certain payments in respect of the termination of his employment and in consideration of non-compete, release, confidentiality, non-solicitation and non-disparagement covenants as contemplated in the Separation Agreement. See “Termination and Change of Control Benefits” for a further discussion of the Separation Agreement with Mr.  Blake and his entitlements thereunder.

Composition and Role of the Compensation Committee

The Compensation Committee of the Board currently consists of Messrs. Christopher Zimmerman (Chair), Robert Elton and Erik Olsson. The Board has determined that all three members of the Compensation Committee are independent directors (as defined under applicable securities legislation and securities exchange regulations). Each of the committee members has direct experience that is relevant to his responsibilities with respect to executive compensation by virtue of the fact that he has played a principal executive role at a large company with overall responsibility for designing and implementing executive compensation policies and programs.

The responsibilities, powers and operation of the Compensation Committee are defined in its charter, which states that the purpose of the committee is to assist the Board in discharging its responsibilities relating to compensation of the Company’s executive officers and general corporate compensation and benefit programs. The Compensation Committee has overall responsibility for recommending to the Board the Company’s compensation philosophy for the Company’s executive officers, evaluating and approving compensation plans, policies and programs in respect of the Chief Executive Officer, making recommendations to the Board regarding the compensation plans, policies and programs in respect of the Company’s executive officers other than the Chief Executive Officer and overseeing the evaluation of management.

In addition, the Compensation Committee is responsible for developing guidelines and procedures for succession planning for the Chief Executive Officer and recruitment, training and development of other senior executives and management. See “Report on Corporate Governance” for a further discussion regarding these roles and responsibilities.

Compensation Discussion and Analysis

Compensation Objectives and Strategy

The Company’s policy with respect to the compensation of the Chief Executive Officer, the Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such officers are hereafter collectively called the “Named Executive Officers”) is based upon the principles that total compensation must: (1) be competitive in order to help attract and retain the talent needed to lead and grow the Company’s business; (2) provide a strong incentive for executives and key employees to work towards the achievement of the Company’s goals, including long-term earnings growth and return on invested capital goals; and (3) ensure that the interests of management and the Company’s shareholders are aligned and that the compensation packages are fair to senior management, employees, the shareholders and other stakeholders.

The Company’s strategy is to pay for performance, with the aim of paying total cash compensation at or above the median (50th percentile) for comparable companies, with top performers achieving total direct compensation above the 75th percentile when an individual exceeds his or her personal objectives and the Company exceeds its earnings targets. In addition, the Company believes in pay at risk for the Chief Executive Officer and the other Named Executive Officers, as well as all senior management of the Company. As any employee’s responsibility increases, so does the amount of pay at risk, which the Company believes is important for aligning executive compensation with shareholder interests. As employees move to higher levels of responsibility with more direct influence over the Company’s strategy and performance, their base salary as a percentage of total direct compensation decreases and they have a higher percentage of pay at risk.

Benchmarking

In 2011 the Compensation Committee retained the services of Towers Watson (“Towers”) to conduct a formal review of the Company’s executive compensation arrangements. The first step in the review was to define the group of comparable companies against which the Company’s compensation practices would be compared and evaluated. The Company has no direct peers in the industrial auction sector, so this step involved defining and developing the methodology for identifying comparable companies. Together with Towers, the Compensation Committee cited net income and market capitalization as the key financial metrics that would define the comparable group of companies, with an emphasis on growth companies with global operations. Net income and market capitalization were chosen because they are the primary financial value produced for the Company’s shareholders, and because, in the view of the Compensation Committee and Towers, neither of the Company’s key revenue-related metrics would yield meaningful comparisons. Auction revenues would potentially understate the complexity and scale of the Company’s value creation and its profitability. Using net income and market capitalization as the key financial metrics, the Board with input from the CEO and analysis by Towers developed a group of 19 comparable companies, located in both the United States and Canada and across diverse industries.

The following is the list of comparable companies:

Canadian Comparable Companies	U.S. Comparable Companies

Finning International, Inc.	Copart, Inc.

Macdonald, Dettwiler & Associates Ltd.	Harsco Corporation

Methanex Corp.	KAR Auction Services, Inc.

ShawCor Ltd.	Lennox International, Inc.

Toromont Industries Ltd.	LKQ Corp.

Trican Well Services Ltd.	Rollins Inc.

Wajax Corporation	RPC Inc.

West Fraser Timber Co. Ltd.	Shaw Group Inc.

Sotheby’s

Toro Co.

United Rentals, Inc.

Compensation Consultants

The Compensation Committee from time to time retains independent consultants to provide advice and recommendations regarding executive compensation matters. However, the Compensation Committee is ultimately responsible for its decisions and, in making its determinations and decisions, or recommendations to the Board, takes into consideration information and considerations other than the information, advice and recommendations provided by consultants.

Based, in part, on that review, the Board approved certain amendments to the Company’s Board compensation program which became effective in 2011 and 2012, including the creation and adoption of the DSU Plan, and introduction of share ownership guidelines for directors, as described under “Non-Executive Director Deferred Share Unit Plan”.

In 2011 the Compensation Committee retained Towers to conduct a formal review of the Company’s executive compensation arrangements. Such review by Towers concluded that the structure and philosophy of the Company’s compensation programs were generally in line with the identified comparable companies, as to the relative balance of base salary, and short-term and long-term incentive compensation. Towers noted that certain aspects of the Company’s Long-term Incentive Plan were not in line with the long-term incentive plans of the comparable group of companies. In general, Towers also found that most Named Executive Officers were receiving total cash compensation in line with market medians for comparable companies, with the Company’s Chief Executive Officer and Chief Financial Officer notably below the median. The Compensation Committee and Board increased the Chief Executive Officer’s compensation with effect from July 1, 2011 and again from March 1, 2012, and increased the Chief Financial Officer’s compensation with effect from July 1, 2011 to reduce this unintended gap.

During 2012 the Company, based on the 2011 findings by Towers, undertook a review and redesign of its long-term incentive plans. In connection with such review and redesign, during 2012 the Compensation Committee sought further advice from Towers regarding the Company’s compensation programs for senior executives and an additional detailed compensation analysis of the proposed new long-term incentive compensation framework to permit management and the Compensation Committee to understand the payout potentials under a variety of business outcomes. In making its determinations, in addition to the findings and advice received from Towers, the Compensation Committee also took into account other factors and information, including, among others, various individual and overall corporate performance reviews and other relevant indicators. The redesign of the Company’s long-term incentive plans, which became effective in 2013, is described in more detail under “Long-term Incentive Plan” below.

During 2013, Towers was engaged to assist in the global application of a new retirement savings plan for executives. The details of this plan are described under “Defined Contribution Plan” on page 40. Under the retirement savings plan, executives will receive a Company match, up to a maximum of 10% of base salary, of amounts they contribute to a long-term investment from post-tax savings. The amount matched by the Company will be treated as regular income.

During 2014, the Compensation Committee retained Towers to conduct a review of the Company’s proposed compensation arrangements with Mr. Saligram. Additionally Towers reviewed options to move from the notional supplemental employee retirement plan, which ultimately resulted in the plan for Canadian executives being wound down effective December 31, 2014.

In addition, the Nominating and Corporate Governance Committee from time to time retains independent consultants to provide advice to that committee regarding compensation for the directors of the Company. During 2011, the Nominating and Corporate Governance Committee engaged Towers to perform a review of Board compensation.

The Company continues to use Towers data services for salary market competitive analysis; along with other reputable market survey firms.

The aggregate fees billed by Towers to the Company over the past two years are set out below, which fees were approved by the Compensation Committee:

	Executive Compensation Related Fees	All Other Fees
2014	$94,600	$2,500
2013	$45,000	$58,200

In addition, in December 2014 the Compensation Committee engaged the services of Steven Hall and Partners to review the Company’s short and long-term incentive plans in light of the new strategy developed by Mr. Saligram. It is expected that a number of changes to specific metrics and measures will be considered for 2015 and beyond.

Elements of Executive Compensation

The total cash compensation paid to each of the Chief Executive Officer and the other Named Executive Officers of the Company in 2014 generally consists of base salary and an incentive bonus tied to individual achievement of personal objectives and the Company’s financial performance.

All Named Executive Officers also received long-term incentive awards that consist of performance share units, restricted share units, and stock options in accordance with the Company’s Long-term Incentive Plan (see “Long-term Incentive Plan” below). The Company believes that the mix of base salary, performance-based bonus and participation in a long-term incentive plan creates a balanced approach to executive compensation consistent with the compensation principles of the Company stated above. As described under “New CEO Compensation Arrangements”, in connection with the hiring of Mr. Saligram as the Company’s new Chief Executive Officer, the Compensation Committee and the Board approved a package of compensation for Mr. Saligram, including an annual base salary, an annual incentive bonus tied to individual achievement of personal objectives and the Company’s financial performance, long-term incentive awards in the form of performance share units and restricted share units and stock options, as well as sign on grants in the form of one time awards of stock options and performance share units that vest based on the absolute Total Shareholder Return performance over a rolling two, three, four and five year period. These awards are discussed further under “Sign-On Performance Share Unit Awards to Chief Executive Officer” on page 36 and “Long-term Incentive Plan” on page 32.

Compensation Philosophy

A key principle of the Company’s compensation philosophy is to provide for a significant portion of the senior executives’ compensation to be at risk based on corporate performance. The chart below shows the amount of pay at risk as a percentage of target total direct compensation for the Named Executive Officers for 2014. Total direct compensation includes base salary, short-term incentive (bonus), and long-term incentives (performance share units, restricted share units and stock options).

The Company’s objective in setting compensation is to create shareholder value over the long-term, represented by the Company’s earnings performance. This is achieved in large measure by aligning the Named Executive Officers’ interests with those of shareholders by basing a higher proportion of their rewards on equity-based compensation.

		Pay at Risk
		Short-term Incentive	Long-term Incentive		Target Total Pay at Risk
Name	Salary	Bonus (1) (at target)	Share units (2) (at target)	Stock options (3) (at target)
Ravi K. Saligram (4) Chief Executive Officer	22%	22%	37%	19%	78%
Peter J. Blake (5) Former Chief Executive Officer	35%	30%	23%	12%	65%
Robert A. McLeod Chief Financial Officer	40%	20%	27%	13%	60%
Robert S. Armstrong (6) Former Chief Strategic Development Officer	38%	23%	26%	13%	62%
Steven C. Simpson Chief Sales Officer, Global Key Accounts	36%	28%	24%	12%	64%
Karl Werner (7) Chief Operational Support and Development Officer	40%	20%	27%	13%	60%

(1)	Short-term incentive bonus awards are formula driven based on the achievement of personal objectives and Company earnings performance compared to a Board approved target (see below) and are payable in cash. The percentage indicated reflects the target incentive bonus amount.
(2)	Performance share unit and restricted share units are awarded under the Company’s performance share unit and restricted share units plans adopted in January 2013, which collectively constitute the Company’s Executive Long-term Incentive Plan. PSU awards are formula driven based on Company earnings performance compared to Board approved targets The percentage indicated is based on the grant date fair value of the restricted share units and target number of performance share units awarded in respect of 2014.
(3)	The percentage indicated reflects the grant date fair value of stock options, which is based on a percentage of base salary (see below).
(4)	For Mr. Saligram, the percentages indicated do not include the one time sign-on awards of stock options and PSUs awarded in lieu of a cash signing bonus. If those awards were included, the percentage of Mr. Saligram’s compensation that is at risk is significantly higher.
(5)	Pursuant to his separation agreement, Mr. Blake received a salary, but no short-term incentive bonus, stock options, RSUs or PSUs in respect of 2014. See “Compensation for Former CEO” on page 24. Mr. Blake ceased to be an executive officer and employee on July 1, 2014.
(6)	Mr. Armstrong resigned as an executive on November 3, 2014 and ceased to be employed by the Company on December 12, 2014.
(7)	Mr. Werner was Chief Auction Operations Officer prior to November 4, 2014.

New CEO Compensation Arrangements

Following the completion of a rigorous search process, effective July 7, 2014, Mr. Saligram was appointed as the new CEO. Mr. Saligram has significant leadership experience in numerous countries, with a proven track record of driving revenue and profit growth at customer-service focused organizations.

Proposed compensation arrangements for Mr. Saligram were developed by the Compensation Committee and recommended to the Board for review and approval. In developing its recommendations, although the Compensation Committee considered independent analysis and information provided by Towers, it was primarily guided by the following principles as to the objectives such compensation arrangements should seek to achieve:

•	align with shareholder interests and good compensation governance principles;

•	focus predominantly on long-term compensation, heavily weighted toward performance-contingent incentive awards; and

•	align with market practices.

In developing its recommendations, the Compensation Committee was also cognizant of the practical and personal implications of relocating Mr. Saligram from his home in the U.S. to the Company’s head office in Burnaby, British Columbia. In addition, as discussed under “Compensation for Our New CEO” on page 23, in structuring the compensation arrangements with Mr. Saligram, the Company negotiated several features to endeavor to align the compensation arrangements with shareholder interests and good governance principles. After careful consideration of these factors, the following compensation arrangements for Mr. Saligram were recommended by the Compensation Committee, and subsequently approved by the Board:

•	Total direct compensation consisting of: (i) $1,000,000 annual base salary; (ii) annual short-term incentive opportunity of 100% of base salary at target (with a maximum payout opportunity equal to 200% of target); and (iii) an annual long-term Incentive award of 250% of base salary at target, comprised of the following:

i.	33% in stock options, with a ten-year term, vesting in equal one-third parts after the first, second and third anniversaries of the grant date;

ii.	33% in restricted share units, with cliff vesting on the third anniversary of the grant date; and

iii.	33% in performance share units, vesting on the third anniversary of the grant date based on meeting pre-established performance criteria (currently based on EBITDA and ROIC targets), with the number of share units that ultimately vest ranging from 0% to 200% of target based on actual performance.

•	In lieu of a cash signing bonus, Mr. Saligram was also provided with one-time initial equity-based grants designed to promote alignment with interests of shareholders by providing Mr. Saligram with a material amount of equity-based compensation. The one-time initial equity-based grants, consisting of a grant date fair value of $5,000,000, were comprised of the following:

i.	50% in stock options, which will vest at a rate of 20% per year, starting on the first anniversary of the grant date, with a term of ten years (“SOG Options”). As described under “Options Awarded to Chief Executive Officer” on page 45, unvested SOG Options are subject to more onerous termination provisions than other options granted by the Corporation.

ii.	50% in performance share units, which will become eligible for vesting at a rate of 25% per year starting on the second anniversary of the grant date, with the actual number of units to vest to be determined based on achievement of pre-established performance criteria(“SOG PSUs”). For further information regarding the SOG PSUs, see “Sign-On Performance Share Unit Awards to Chief Executive Officer” on page 36. The number of SOG PSUs that vest will be determined by the Board based on the Company’s absolute total shareholder return performance over applicable rolling two, three, four and five year periods.

•	Mr. Saligram agreed that, notwithstanding provisions to the contrary in plan documents, any accelerated vesting in respect of his long-term incentive awards upon a change of control will require both a change of control and termination of employment without cause or for good reason;

•	Participation in the Company’s group benefit plans, which includes United States medical coverage, short-term and long-term disability coverage, and term life insurance;

•	Reimbursement for up to $45,000 for work performed in 2014 and up to $10,000 per annum thereafter, for expenses related to professional advice concerning the completion of the employment agreement with the Company and tax planning and compliance, to be reported as a taxable benefit; and

•	Relocation assistance in accordance with the Company’s policies in effect.

Prior to approving the compensation arrangements, with the assistance of Towers, the Compensation Committee and the Board reviewed the potential compensation structure under various performance scenarios to ensure alignment with shareholder interests. This scenario stress testing provided an indication of minimum and maximum estimated payouts that might arise under the proposed incentive compensation, the degree of leverage (or upside potential) and downside risk in the proposed pay structure, the impact of market versus operational performance on the CEO’s total pay, and the relationship between pay and value creation for shareholders.

The Board believes the 2014 compensation arrangements for Mr. Saligram appropriately reflect the guiding principles established by the Board as well as our compensation philosophy, which is to attract and retain top leadership talent, focus a heavy weighting on performance-based incentive compensation, and overall, seek to align the compensation of our executive officers with the interests of our shareholders.

Further information regarding the 2014 compensation arrangements for Mr. Saligram is found in the Summary Compensation Table on page 48.

Base Salaries

The Compensation Committee reviews the base salaries of the Chief Executive Officer and other Named Executive Officers, and from time to time makes, or in the case of the Chief Executive Officer, recommends to the Board, changes that the Compensation Committee considers appropriate. The Board approves the Chief Executive Officer’s annual base salary based on the Compensation Committee’s recommendations. The Compensation Committee, with input from the Chief Executive Officer as described below, approves the annual base salary of the Named Executive Officers other than the Chief Executive Officer.

In determining the base salary (and other compensation) received by the Chief Executive Officer, the Compensation Committee takes into consideration the individual performance of the Chief Executive Officer, considers the salary levels of comparable executives with similar responsibilities and experience at comparable companies, the Company’s performance for the prior year and completes a detailed assessment of these factors for presentation to the Board. These considerations include the Company’s pre-tax earnings performance for the year measured against the earnings target for the year, the return on invested capital performance for the year, and the Chief Executive Officer’s achievement of strategic objectives as outlined in the Company’s strategic plan, as well as the achievement of various individual performance objectives.

Base salary levels for the Named Executive Officers other than the Chief Executive Officer are determined primarily on the basis of (i) the Compensation Committee’s review of the Chief Executive Officer’s assessment of each Named Executive Officer’s individual performance; (ii) the scope of each executive’s job responsibilities; and (iii) the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to those of such Named Executive Officers. In making such determination, external sources are consulted when deemed necessary by the Compensation Committee.

Short-term Incentive Bonus

Under the Company’s short-term incentive plan, the Company has adopted a scorecard system for its executives, with each individual participant’s short-term incentive being determined by their personal performance relative to goals established at the beginning of the year (the personal performance factor) and the Company’s earnings performance relative to a target set by the Board at the beginning of the year (the corporate performance factor). Mr. Saligram was entitled to a short-term incentive bonus for 2014 fixed at 100% of target and prorated to reflect the length of service within 2014. The Company’s short-term incentive plan is a multiplicative plan, whereby each participant’s personal performance factor is multiplied by the Company’s corporate performance factor. The product of these two factors is multiplied by each individual’s target bonus amount, being 100% of base salary for the Chief Executive Officer, 75% of base salary for the Chief Sales Officer, Global Key Accounts, 60% of base salary for the Chief Strategic Development Officer, and 50% of base salary for the Chief Financial Officer and Chief Operational Support and Development Officer, to arrive at the annual bonus amount.

Mr. Blake did not participate in the short-term incentive bonus in 2014.

The corporate performance factor is linked directly to a formula that provides for specified increases in the factor as pre-tax earnings (adjusted to exclude amounts not considered part of the Company’s normal operations) approach the target level established by the Compensation Committee and approved by the Board at the beginning of the year, and for accelerated increases in the bonus pool if adjusted pre-tax earnings exceed the target level. Pretax earnings was chosen as the metric for executive incentive bonus because pre-tax earnings directly drive shareholder value through earnings per share and are an element over which executives of the Company can have the most direct influence by their performance. If the Company’s adjusted pre-tax earnings are at the target level, the corporate performance factor would be 1.0. If adjusted pre-tax earnings are greater or less than the earnings target, the corporate performance factor is a percentage of 1.0, based on actual earnings achieved. Individual bonuses are not subject to any minimum amount but are subject to a maximum of 175% to 225% of base salary for the Named Executive Officers.

The adjusted pre-tax earnings target for purposes of determining the corporate performance factor for 2014 was $165.3 million. At that level, the corporate performance factor would have been 1.0. The Company achieved adjusted pre-tax earnings of $144.8 million for 2014, or 88% of the earnings target after defined earnings adjustments, resulting in a corporate performance factor of approximately 0.55 for the Named Executive Officers.

Following the end of each year the Compensation Committee assesses the personal performance of the Chief Executive Officer relative to the goals established at the beginning of the year (or, where the Chief Executive Officer is hired during the year, following such hiring), and assigns a personal performance factor which is subsequently reviewed and approved by the Board. For other Named Executive Officers, the Chief Executive Officer assesses their personal performance relative to the goals established at the beginning of the year (or, in the case of executive officers hired during the year, following such hiring) and assigns personal performance factors which are reviewed and approved by the Compensation Committee.

The personal performance factors assigned are 1.0 if goals are met or a percentage which is greater or less than 1.0 based on the extent that goals are exceeded or not met, respectively.

Long-term Incentive Plan – Prior to 2013

In respect of years to and including 2012, the former Chief Executive Officer and other Named Executive Officers participated in the Company’s executive long-term incentive plan (the “Original ELTIP”), the fundamental purpose of which was to facilitate senior management’s direct investment in and ownership of Common Shares. Under the Original ELTIP, the Named Executive Officers other than the Chief Financial Officer were entitled to a maximum cash ELTIP award of $125,000, which was paid by the Company when the executives contributed an equivalent amount to the ELTIP, and was invested by the plan administrator in Common Shares purchased on the New York Stock Exchange. In respect of years to and including 2012, the Chief Financial Officer was entitled to a maximum cash ELTIP award of $100,000. Awards could be carried forward for one year in the event a participant chose not to contribute to the ELTIP in a particular year. Please refer to the “Original Executive Long-term Incentive Plan” on page 54 for further information regarding the Original ELTIP.

Long-term Incentive Plan

As noted above, during 2012 the Compensation Committee and the Board undertook a review and redesign of the Company’s Long-term Incentive Plans, in part based on the 2011 findings by Towers that certain aspects of the Company’s Long-term Incentive Plan were not in line with long-term incentive plans at comparable companies. As part of such review and redesign, the Compensation Committee and Board approved:

1.	Adoption of new restricted share unit plans pursuant to which restricted share units could be granted to participating employees, in respect of financial years commencing after December 31, 2012.

2.	Adoption of a new performance share unit plan pursuant to which performance share units could be granted to participating employees, in respect of financial years commencing after December 31, 2012.

3.	Amendment of the Original ELTIP pursuant to which after December 31, 2013, Original ELTIP participants were no longer entitled to receive any entitlement or award under that plan in respect of any year after December 31, 2012 and were not be permitted to make contributions under the Original ELTIP in any year commencing after December 31, 2013, provided that participants that did not contribute the full amount of their ELTIP entitlement under that plan in 2013 (in respect of 2012) were entitled to contribute in 2014 up to the amount of the participant’s one year carry forward entitlement from 2013.

4.	Amendment of the share ownership guidelines for senior officers and senior employees previously adopted in connection with the Original ELTIP to include and be applicable to Common Shares, performance share units and restricted share units owned outside of the Original ELTIP. See “Share Ownership Guidelines” on page 39 for a further discussion regarding these guidelines.

5.	Integration of the Company’s stock option plan as part of the revised overall Long-term Incentive Plan

Grants of restricted share units, performance share units and stock options under the new plan are based on set percentages of participants’ base salaries, rather than fixed dollar amounts as applied under the Original ELTIP. The set percentages range from 80% to 140% for senior executives other than the Chief Executive Officer. In connection with the hiring of Mr. Saligram, as discussed under “New CEO Compensation Arrangements”, the Company agreed that Mr. Saligram would be entitled to long-term incentive awards based on 250% of his annual base salary.

The following table outlines the mix of long-term incentive compensation applicable to various levels of employees in 2014.

Level of Role	Stock Options	Restricted Share Units	Performance Share Units
Senior Managers	N/A	100%	N/A
Executives	50%	50%	N/A
Senior Executives	33.3%	33.3%	33.3%

Following is a brief summary of the Company’s current Long-term Incentive Plans.

Restricted Share Unit Plans

In January 2013 the Board approved and adopted restricted share unit plans (the “RSU Plans”) pursuant to which restricted share units (“RSUs”) are granted to participating employees, commencing in 2013. Restricted share units entitle the participant, following vesting of the units, to a lump sum cash payment, net of applicable withholdings, equal to the number of restricted share units multiplied by the fair market value of one Common Share, based on the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty trading days prior to the date of vesting. Unless the Board or Compensation Committee otherwise determines, restricted share units will vest following a three year vesting period. Additional restricted share units are credited on RSUs held by participants corresponding to dividends declared on the Common Shares. Such additional RSUs will vest when the RSUs in respect of which the additional dividend RSUs were credited vest. RSUs do not entitle participants to any voting or other shareholder rights.

Performance Share Unit Plan

In January 2013 the Board approved and adopted a performance share unit plan (the “PSU Plan”) pursuant to which performance share units (“PSUs”) are granted to senior executive employees, commencing in 2013.

Performance share units entitle the participant, following vesting of the units, to a lump sum cash payment, net of applicable withholdings, based on a number of performance share units earned multiplied by the fair market value of one Common Share, using the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty trading days immediately preceding the date of vesting. The PSU Plan provides that the Board and Compensation Committee have authority to determine the terms and conditions and provisions of PSUs awarded or granted, including the vesting terms and conditions, performance period and performance criteria or factors applicable to the PSUs. It is contemplated that performance share units will generally vest over a three-year vesting period and participants will be awarded a target number of performance share units, and be entitled to a payment based on performance of the Company over a three year performance period using performance criteria or factors established in respect of each calendar year in the performance period, where the number of performance share units eligible for vesting will depend on actual results compared to minimum, target and maximum amounts for the performance criteria or factors established at or near the beginning of each such year. Participants may potentially earn between 0% and 200% of the target number of performance share units granted. Additional performance share units are credited on PSUs held (which, will generally represent the target number of PSUs awarded) corresponding to dividends declared on the Common Shares. Such additional PSUs will vest when the PSUs in respect of which the additional dividend PSUs were credited vest. PSUs do not entitle participants to any voting or other shareholder rights.

Performance Share Unit Metrics and Measurement

Participants under the PSU Plan are awarded a target number of PSUs which entitle the participant, following vesting of the units, to a payment based on the Company’s performance over a three year performance period. For 2014, performance metrics were based on a comparison of actual to target return on invested capital (ROIC) and adjusted earnings before other income, interest expense, foreign currency gains and losses, income taxes, depreciation and amortization (EBITDA), weighted equally, in each discrete year of the three year period. At the end of the three year performance period, the number of target units is multiplied by the average performance score to determine the specific number of PSUs eligible for vesting and to be used in calculating the cash payout amount. Participants can earn up to 200% of the target number of PSUs granted, plus any fractional dividends paid by the Company during the three year period.

The “Performance Percentage” for any given year within the three-year performance period is calculated as follows:

Performance Percentage (Percentage of PSUs eligible for vesting based on performance in the year (Range 0% to 200%)	=	ROIC Performance Percentage (Percentage eligible for vesting based on ROIC results x 50% (ROIC Weighting Factor))	+	EBIDTA Performance Percentage (Percentage eligible for vesting based on EBITDA results x 50% (EBITDA Weighting Factor))

ROIC =	Adjusted Earnings Before Interest Expense and Tax
(Average Equity for the period + Average Long-term Debt for the period)

The percentage of PSUs eligible for vesting based on ROIC results in 2013, 2014 and 2015 shall be determined based on the Company’s actual performance against ROIC target as provided in the following table (figures presented have been rounded to the nearest whole percentage), and then multiplied by the weighting factor (50%) for the ROIC Performance Factor(1).

ROIC Performance for 2013	Vesting Scale Percentage of PSUs eligible to be vested	ROIC Performance for 2014	Vesting Scale Percentage of PSUs eligible to be vested	ROIC Performance for 2015	Vesting Scale Percentage of PSUs eligible to be vested
equal to or less than 15%	0%	equal to or less than 15%	0%	equal to or less than 15.6%	0%
18%	100%	18%	100%	18.6%	100%
21% or greater	200%	21% or greater	200%	21.6% or greater	200%

(1)	Results between thresholds are determined by interpolation.

The percentage of PSUs eligible for vesting based on EBITDA results for 2013, 2014 and 2015 shall be determined based on the Company’s actual performance against EBITDA target as provided in the following table (dollar amounts presented have been rounded to the nearest million), and then multiplied by the weighting factor (50%) for the EBITDA Performance Factor(1).

EBITDA Performance for 2013	Vesting Scale Percentage of PSUs eligible to be vested	EBITDA Performance for 2014	Vesting Scale Percentage of PSUs eligible to be vested	EBITDA Performance for 2015	Vesting Scale Percentage of PSUs eligible to be vested
equal to or less than 189 million	0%	equal to or less than 195 million	0%	equal to or less than 192 million	0%
199 million	100%	205 million	100%	202 million	100%
209 million or greater	200%	216 million or greater	200%	212 million or greater	200%

(1)	Results between thresholds are determined by interpolation.

In 2013 the Company achieved an ROIC of 16% and EBITDA equal to $173,646,000, for a Performance Percentage of 15% for 2013. In 2014 the Company achieved an ROIC of 17% and EBITDA equal to $180,527,000, for a Performance Percentage of 28% for 2014. This means that if target percentage is achieved in the 2015 performance year, then 48% of the total PSUs granted in 2013 would be eligible for vesting and if target percentage is achieved in each of the 2015 and 2016 target performance years, then 76% of the total PSUs granted in 2014 would be eligible for vesting.

In March 2015 the Compensation Committee determined that the performance factors, targets and weighting referred to above are applicable to the third year of the performance period for PSUs awarded in 2013 and the second year of the performance period for PSUs (excluding SOG PSUs) awarded in 2014. The Compensation Committee, in 2015, has determined that different performance factors, targets and weighting will be applicable to the first year in the performance period for PSUs awarded in 2015. The Compensation Committee has also determined that the Company will not, commencing in 2015, grant RSUs and instead will only grant PSUs. Information regarding PSUs awarded in 2015 will be included in the Company’s Information Circular for its annual general meeting to be held in 2016.

In addition, in March 2015, the Compensation Committee recommended, and the Board adopted, new performance share unit plans to take the place of the Performance Share Unit Plan for grants of performance share units in 2015 and subsequent years, which new performance share unit plans allow for settlement of vested performance share units granted under the new plans in the form of Common Shares rather than solely in cash. For certain senior executive officers, it is contemplated that, subject to the new performance share unit plans being approved by the shareholders of the Corporation, Common Shares will be issued from treasury. In other cases, it is contemplated that Common Shares will be acquired through open market purchases on behalf of plan participants. No Common Shares will be issued unless the new performance plans are approved by shareholders. It is anticipated that shareholders will be requested to authorize the issuance of up to a maximum of 1,000,000 Common Shares under the new plans. To the extent that the issuance of shares under the new plans may be dilutive to shareholders, the Company expects to be able to offset the impact of such dilution through purchases under the Company’s share repurchase program. The Company intends to submit the new plans for approval by shareholders at the 2016 annual general meeting.

Sign-On Performance Share Unit Awards to Chief Executive Officer

As described under “New CEO Compensation Arrangements” on page 28, as part of the compensation arrangements agreed to with Mr. Saligram, Mr. Saligram received a one-time sign-on grant of performance share units. The SOG PSUs will become eligible for vesting at a rate of 25% per year starting on the second anniversary of the grant date. The number of SOG PSUs eligible for vesting will be based on a comparison of actual total shareholder return performance to target total shareholder return over rolling two, three, four and five year periods. One quarter of the target number of SOG PSUs, or a multiple thereof, up to a maximum of 200%, will be eligible for vesting based on the compound annual growth rate of TSR over the two year period ending on the second anniversary of the grant date; one quarter of the target number of SOG PSUs, or a multiple thereof, up to 200%, will be eligible for vesting based on the compound annual growth rate of TSR over the three year period ending on the third anniversary of the grant date; one quarter of the target number of SOG PSUs, or a multiple thereof, up to a maximum of 200%, will be eligible for vesting based on the compound annual growth rate of TSR over the four year period ending on the fourth anniversary of the grant date; and one quarter of the target number of SOG PSUs or a multiple thereof, up to a maximum of 200%, will be eligible for vesting based on the compound annual growth rate of TSR over the five year period ending on the fifth anniversary of the grant date. For this purpose, the compound annual return over each applicable performance period will be determined using values at the beginning and end of the period based on the fair market value of one Common Share using the volume weighted average price of the Common Shares reported by the New York Stock Exchange for the prior twenty trading days, and based on reinvestment of any dividends paid on the Common Shares during the period into additional Common Shares.

The percentage of the SOG PSUs eligible for vesting following the end of each applicable performance period shall be determined based on the actual compound annual growth rate in the TSR over the period against target as provided in the following table.

TSR Performance over performance period (cumulative annual compound growth rate) (1)	Vesting Scale Percentage of SOG PSUs eligible to be vested (% of target)
Equal to or less that 5%	0%
15%	100%
20% or greater	200%

(1)	Results between thresholds will be determined by interpolation.

The Compensation Committee, may, in its discretion, determine that all or any portion of SOG PSUs that were eligible (not to exceed the maximum number eligible for vesting) for vesting following the end of any performance period, but which did not vest based on the actual compound annual growth rate in TSR over such performance period, are eligible for vesting following the end of a performance period subsequently completed, based on the compound annual growth rate in TSR over the subsequently completed performance period.

Comparable to PSUs otherwise granted under the PSU Plan, subject to the comments below, the SOG PSUs entitle Mr. Saligram following vesting of the units, to a lump sum cash payment, net of applicable withholdings, based on the number of SOG PSUs earned multiplied by the fair market value of one Common Share, using the weighted average price of the Common Shares reported by the New York Stock Exchange for the twenty trading days immediately preceding the date of vesting.

Additional SOG PSUs are credited on SOG PSUs (which will generally represent the target number of SOG PSUs awarded) corresponding to dividends declared on the Common Shares. Such additional dividend SOG PSUs will vest when the SOG PSUs in respect of which the additional dividend SOG PSUs were credited vest.

Stock Option Awards

In addition to restricted share units and performance share units, the third component of the Company’s long-term incentive compensation is grants of stock options under the Company’s stock option plan.

Stock options are granted under the Company’s stock option plan in accordance with the Stock Option Policy. For further information regarding the Company’s stock option plan, see “Stock Option Plan” on page 43. For further information regarding the Stock Option Policy, see “Stock Option Policy” on page 47. The value, calculated in accordance with the Black Scholes option pricing model, of each stock option award is set at a specified percentage of each executive’s base salary, in accordance with the target mix of long-term incentive compensation described above under “Compensation Philosophy” and “Long-term Incentive Plan”. In connection with the review and redesign of the Company’s long-term incentive plans and adoption of the RSU Plans and PSU Plan, the Compensation Committee and Board determined that, commencing with the grants of stock options for 2013 (which are generally granted following the end of the year), the amount of stock option grants would be reduced. Following this determination, grants of stock options for 2013 and thereafter continued to be awarded as a percentage of annual base salary, but reflect a smaller percentage of the annual base salaries of the recipients than past practice.

The Compensation Committee and the Board believe that the use of share-based awards, together with the stock option plan and share ownership guidelines, align more closely the interests of executives and senior executives of the Company with those of shareholders and reward the creation of shareholder value over the long-term.

The Compensation Committee regularly reviews the relative emphasis of each of the various components of compensation for senior executives referred to above to ensure that the structure of the Company’s executive compensation meets the desired results and objectives of the Company’s executive compensation philosophy and provides the appropriate level of reward for past performance and incentive for future work and development.

Awards of Restricted Share Units and Performance Share Units and Stock Options

The Company generally grants or awards restricted share units and performance share units under the RSU and PSU Plans annually, within the first three months of the year, which have a three year vesting period ending on the third anniversary of the effective date of the grant and, in the case of PSUs, provide for a performance period commencing on the first calendar year in which the PSUs are granted, which consists of that calendar year and the next two calendar years. It is anticipated that the Compensation Committee or Board, within the first three calendar months of the year, will establish performance criteria or factors, target levels for each performance criteria or factor, and the weighting factor applicable to each performance criteria or factor, which are applicable for that calendar year in the performance period of outstanding PSUs. For example, in March 2013 the Compensation Committee established the performance criteria and factors, and target levels and weighting factors, applicable for the first calendar year of the performance period for PSUs granted in March 2013. In March 2014, the Compensation Committee established the performance criteria and factors, target levels and weighting factors that apply to the first calendar year of the performance period of PSUs granted in 2014 and the second calendar year of the performance period of PSUs granted in 2013.

In March 2015 the Compensation Committee established the performance factors, targets and weighting that apply to the second calendar year of the performance period of PSUs (excluding SOG PSUs) granted in 2014 and the third calendar year of the performance period of PSUs granted in 2013.

RSUs and PSUs granted are in respect of services to be performed in the year in which the RSUs and PSUs are granted or awarded. Other than the Sign -On PSU grants awarded to the Chief Executive Officer, all RSUs and PSUs that have been granted vest following a three year vesting period. As described under “Sign-On Performance Share Unit Awards to Chief Executive Officer”, the SOG PSU grants awarded to the Chief Executive Officer become eligible for vesting at a rate of 25% per year over rolling two, three, four and five year periods starting on the second anniversary of the grant date. For Mr. Saligram, the 2014 awards of RSU and PSUs (including the SOG PSUs) were made following his commencement of employment based on a percentage of his base salary, prorated to reflect his length of service in 2014.

In addition, it is contemplated that the Company will, annually, within the time and manner contemplated under the Stock Option Policy (for a further discussion of that policy, see page 47), grant stock options under the Company’s stock option plan. Unless the Board or Compensation Committee may otherwise determine, such stock options are granted in respect of services performed in the year prior to the year in which the stock options are granted.

As described under “New CEO Compensation Arrangements”, in connection with the hiring of Mr. Saligram as the new Chief Executive Officer, the Company agreed to grant him an annual long-term incentive grant, including stock options, based on 250% of his annual base salary, prorated based on length of service in 2014. Those options were granted in August 2014. In addition, the Company made a one-time grant of sign-on stock options to acquire an aggregate of 338,249 Common Shares (the “SOG Options”) to Mr. Saligram which options were granted in August 2014, have a term of ten years and vest at the rate 20% per year.

The Named Executive Officers were awarded the following RSUs, PSUs and stock options in respect of 2014:

	Number of:
Name	RSUs (1)	PSUs (2)	Stock Options
Ravi K. Saligram (3)	17,063	119,438	394,624
Peter J. Blake (4)	Nil	Nil	33,329
Robert A. McLeod	6,202	4,856	15,781
Robert S. Armstrong (5)	3,455	1,884	22,724
Steven C. Simpson	10,666	8,459	27,490
Karl Werner	5,767	5,010	16,284

(1)	The table includes an additional transitional grant of RSUs granted in March 2014 as described below. In the case of Mr. Saligram, it also includes a one-time sign-on grant of SOG Options.
(2)	The number of PSUs indicated represents the target number of PSUs awarded. In the case of Mr. Saligram, it also includes a one-time sign-on grant of SOG PSUs. The actual number of units that will become eligible for vesting is dependent upon the Company’s actual performance against ROIC and EBITDA targets as described under “Performance Share Unit Metrics and Measurement” in the case of PSUs other than SOG PSUs and based on absolute Total Shareholder Return against a TSR target in the case of SOG PUSs as described under “Sign-On Performance Share Unit Awards to Chief Executive Officer” on page 36.
(3)	In the case of Mr. Saligram, the PSUs listed in the table include 102,375 SOG PSUs and 17,063 other PSUs, and the stock options listed in the table include SOG Options to acquire a total of 338,249 Common Shares and other stock options to acquire a total of 56,375 Common Shares. As described under “New CEO Compensation Arrangements” on page 28, the one-time grants of SOG PSUs and SOG Options were granted in lieu of a cash signing bonus to promote alignment with interests of shareholders. They should not be considered indicative of intended compensation in future years.

(4)	Mr. Blake ceased to be Chief Executive Officer in July 2014. Prior to his resignation, in October 2013, Mr. Blake agreed that he would not receive any long-term incentive awards of RSUs, PSUs or stock options in respect of 2014.
(5)	Mr. Armstrong resigned as an executive officer in November 2014 and ceased to be employed by the Company in December 2014. Mr. Armstrong did not receive any award of stock options in respect of 2014. Pursuant to a separation agreement entered into by Mr. Armstrong in November 2014 it was agreed that Mr. Armstrong would be entitled to various payments and benefits following termination of his employment, including a lump sum cash payment in lieu of long-term incentive awards for an 18 month period following the date of his resignation as an executive officer.

To bridge the gap between entitlements and awards under the Original ELTIP, which were retrospective, and awards under the new RSU Plans, which are prospective, the Company made a transitional grant of additional RSUs to executive employees, including the Named Executive Officers, in 2013, representing 50% of the regular RSUs granted in 2013. Such additional RSUs represent additional compensation in respect of 2013. These RSU grants did not result in materially higher compensation in 2013 compared to 2012. The Company made a second transitional grant of RSUs in 2014, representing 25% of the RSUs granted in 2014. Such second transitional grant represents compensation for 2014 and did not result in materially higher compensation in 2014 compared to 2013 or 2012. In addition, as described under “New CEO Compensation Arrangements”, in connection with hiring the Company’s new Chief Executive Officer, the Company agreed to one-time grants of SOG PSUs to Mr. Saligram. Such one-time grants were in lieu of a cash signing bonus to promote alignment with interests of shareholders. They should not be considered indicative of intended compensation in future years.

Share Ownership Guidelines

As described under “Original Executive Long-term Incentive Plan” on page 54, in connection with the Original ELTIP, the Company adopted share ownership guidelines for participants in the Original ELTIP. In January 2013 the Board approved amended share ownership guidelines that apply to each senior officer or senior employee of the Company or a subsidiary of the Company that is specified by the Board (or Compensation Committee, if delegated by the Board) as a person subject to the guidelines, which include all of the Named Executive Officers.

The amended guidelines require that such senior officers or employees are required to hold Common Shares with a minimum value equal to a multiple of their base salary, which multiple is based on executive level. For the Named Executive Officers other than the Chief Executive Officer, the requirement is three times salary.

For Mr. Saligram, his employment agreement contemplates that his share ownership guideline is initially set at five times his annual base salary and is to be obtained within five years of commencement of employment. In addition, the employment agreement contemplates that Mr. Saligram will be required to hold a portion of the after-tax value of payout/gains from the annual long-term incentive program and sign-on grant received by him (received in the form of one time grants of SOG Options and SOG PSUs) in Common Shares, under which 100% of the after tax value from payouts/gains is to be held in common shares until share ownership guidelines have been met, and thereafter 50% of after tax value of each payout/gain is to be held for a period of at least two years following the applicable payout date. In addition, he is required to hold Common Shares previously awarded equal to one times his annual base salary and short-term annual incentive bonus paid in the previous year for a period of at least one year after termination of his employment. The Company’s share ownership guidelines contemplate that ownership of Common Shares counted for purposes of the guidelines includes Common Shares that are owned outside of the Original ELTIP, as well as shares held under the Original ELTIP. The Compensation Committee has determined that RSUs and PSUs are considered equivalent to Common Shares for purposes of determining whether an officer or employee is complying with or satisfying share ownership guidelines. Pursuant to the share ownership guidelines, the executive officers are to work to achieve the specified level of ownership with the objective of meeting the guideline within five years of becoming subject thereto and maintain that level throughout the time that they remain employed.

In the event a share price change or increase in base salary results in an executive officer ceasing to meet the guidelines, the executive officer is to work toward again meeting the guideline within one year.

The following table sets out the applicable share ownership guideline and ownership of Common Shares and RSUs and PSUs for each of the Named Executive Officers employed as at the date of this Information Circular.

	Equity Ownership Guideline			Equity Ownership
	Multiple of Salary	Amount of Salary ($)	Total Value of Equity Ownership Required ($)	Number of:			Value of Equity Ownership (2) ($)	Meets Ownership Requirement (3)
Name (1)				Common Shares (2)	RSUs (2)	PSUs (2)
Ravi K. Saligram	5x	1,000,000	5,000,000	20,575	17,352	169,875	5,161,817	Yes
Robert A. McLeod	3x	321,000	963,000	29,049	10,610	16,059	1,384,013	Yes
Steven C. Simpson	3x	410,000	1,230,000	45,489	17,906	29,086	2,297,234	Yes
Karl Werner	3x	340,000	1,020,000	29,369	8,297	14,920	1,306,237	Yes

(1)	Two of the Named Executive Officers, Peter Blake and Robert Armstrong, are no longer executive officers or employees of the Company.
(2)	Information in this table reflects the number of Common Shares and RSUs and PSUs (including in the case of Mr. Saligram, SOG PSUs) held as at March 10, 2015, and the value of equity ownership is based on the closing price of the Common Shares as at that date ($24.84). The number of PSUs reflects the number of PSUs awarded and unvested PSUs that have been determined are eligible for vesting based on performance and the number of target unvested PSUs where the number of PSUs eligible for vesting has not yet been determined.
(3)	The amended share ownership guidelines were implemented in January 2013. As a result, Messrs. McLeod, Simpson and Werner have until 2018 to meet the thresholds. Mr. Saligram became Chief Executive Officer in July 2014 and has until July 2019 to meet the threshold.

Note on Hedging and Trading Restrictions

The Company maintains a policy which prohibits all directors and senior employees from entering into short sales or purchase of Company shares on margin, or from buying or selling puts or calls of Company securities. In addition, directors and executive officers are required to seek pre-clearance from the Company’s Corporate Secretary prior to buying or selling any Company shares or stock options.

Defined Contribution Plan

In 2013 the Company implemented a new retirement savings plan, referred to as the “10-10 Plan,” for senior executives to replace the Original ELTIP for future contributions. Under the 10-10 Plan, executive employees may contribute up to 10% of their base salary into an approved long-term investment and receive a matching contribution from the Company. Employee and Company contributions are made to a retirement account and invested by the plan administrator according to a selection of approved long-term investment vehicles made by the employee. Following retirement, resignation or other termination of employment, participants are entitled to receive the accumulated contributions and investment income as a lump sum or, in the case of retirement, through the purchase an annuity if they so choose.

The following table sets out certain information regarding the 10-10 Plan, including the amounts contributed by the Company under the Plan on behalf of the Named Executive Officers during 2014:

Name	Accumulated Value at the Start of the Year (U.S.$)	Compensatory (U.S.$)	Accumulated Value at the End of the Year (U.S.$)
Ravi K. Saligram (1)	—	—	—
Peter J. Blake (2)	78,145	—	—
Robert A. McLeod	36,591	31,682	105,281
Robert S. Armstrong	37,037	27,156	97,141
Steven C. Simpson	—	—	—
Karl Werner	—	—	—

(1)	Mr. Saligram does not participate in the 10-10 Plan.
(2)	Mr. Blake ceased contribution to the plan in 2013 as a result of his agreement to resign as CEO; and was paid out per plan provisions at date of termination.

Mr. Saligram is eligible to contribute to Company’s 401(k) plan. Under Mr. Saligram’s employment contract and the terms of the 401(k) plan, Mr. Saligram is not entitled to the Company match.

Compensation Risk and Governance

The Company has an enterprise risk management program that focuses on the identification, assessment and mitigation of risks associated with achievement of the Company’s strategic objectives. Principal risks are identified and evaluated relative to their potential impact and likelihood of occurrence, including consideration of mitigating activities. The Company’s annual risk assessment process is linked to the annual strategic planning process, with periodic updates conducted to identify potential emerging risks, such as those associated with major business decisions, key initiatives and external factors. The Company’s enterprise risk management program is overseen at the senior executive level in conjunction with the Company’s risk management and internal audit group. Reports on principal risks and mitigation strategies are reviewed by the Company’s executive officers, the Audit Committee and the Board.

Oversight of the Company’s management of principal risks forms part of the mandate of the Board and its committees. The Board has primary responsibility for oversight of the enterprise risk management program, including reviewing principal risks and mitigation strategies. Each of the Company’s principal risks is the responsibility of either a specific committee or the entire Board, as appropriate.

The Compensation Committee is responsible for compensation risk and accordingly, has considered the implications of the risks associated with the Company’s compensation policies and practices to ensure they do not encourage inappropriate risk taking by the Company’s executive officers. The Compensation Committee does not believe the Company’s compensation program encourages excessive or inappropriate risk-taking.

The Compensation Committee has reviewed this Compensation Discussion and Analysis with the Board and management and is satisfied that it fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regards to executive compensation.

Performance Graph

The following data and graph compare the percentage change, or total shareholder return, in the value of U.S. $100 invested in Common Shares of the Company, assuming the re-investment of dividends, with U.S. $100 invested in the S&P / TSX Composite Index, the Russell 2000 Index, and the Dow Jones Industrial Average Index for the last five financial years.

	Dec 31, 2009	Dec 31, 2010	Dec 31, 2011	Dec 31, 2012	Dec 31, 2013	Dec 31, 2014
Ritchie Bros. Auctioneers (RBA)	100	105	100	95	104	122
Russell Global Index	100	125	118	136	186	193
S&P / TSX Composite Index	100	114	102	106	116	125
Dow Jones Industrial Avg. Index	100	111	117	126	159	171

Trend in total shareholder return compared to trend in NEO compensation

As described in the Compensation Discussion and Analysis section above, following a review of the Company’s executive compensation program by Towers in 2011, compensation for the Chief Financial Officer was increased in July 2011, and compensation for the Chief Executive Officer was increased in July 2011 and again in March 2012, in order to bring the compensation of such individuals closer to the median base salary levels of companies in the comparator group. These market adjustments increased NEO Direct Compensation in 2011 and 2012. However, this trend did not carry through 2013 primarily as the result of the retirement of the Company’s President in 2013. In addition, as described under “New CEO Compensation Arrangements” on page 28, during 2014, in connection with the appointment of the Company’s new Chief Executive Officer, in order to attract and retain Mr. Saligram, the Compensation Committee approved compensation arrangements with Mr. Saligram, including one-time non-recurring equity based awards in lieu of a cash signing bonus and other compensation recognizing the practical and personal implications of relocating Mr. Saligram.

For the year-ended December 31, 2014, when non-recurring items such as the SOG PSUs, SOG Options and certain severance payments made to NEOs are excluded, the compensation to the Company’s NEOs decreased 4% from 2013 while the total shareholder return increased 20% over the same period. When such non-recurring items are included, the compensation to the Company’s NEOs increased 134% from 2013. This increase in compensation is also due in part to the fact that it includes amounts for not only the current CEO, but also the former CEO, or six persons in total (as opposed to the more typical five persons). When making its overall assessment of the trend in total shareholder return compared to the trend in NEO compensation, the Compensation Committee excluded the non-recurring payments noted above as such payments are not indicative of compensation for future years and therefore do not provide an accurate metric for assessing such trends. Overall, the Compensation Committee is confident that the pay levels for its NEOs are well aligned with the Company’s performance over the last five years as well as the Board’s goal of retaining executives with the skills and experience necessary to lead the Company.

Option-based Awards

Stock Option Plan

The Company has a stock option plan that provides for the award of stock options to employees, directors and officers of the Company and to other persons approved by the Compensation Committee. The Company obtained shareholder and applicable regulatory approval to amend and restate the stock option plan in April 2007 (the amended and restated plan is referred to hereunder as the “stock option plan”).

As of the date of this Information Circular, the maximum number of Common Shares reserved for issuance under the stock option plan is 10,200,000 Common Shares, of which 3,810,389 Common Shares (being approximately 4% of the Company’s total issued and outstanding shares) have been issued upon exercise, 4,204,322 Common Shares are reserved for issuance upon exercise of options that have been granted (approximately 4% of the Company’s total issued and outstanding shares) and 2,185,289 Common Shares (approximately 2% of the Company’s total issued and outstanding shares) remain available for future options to be granted.

Stock options are granted at the closing market price of the Common Shares on the New York Stock Exchange as of the grant date. Under the stock option plan, the maximum number of Common Shares issued and reserved for issuance to non-executive directors of the Company upon exercise of options must not exceed 0.3% of the issued and outstanding Common Shares.

The number of Common Shares issued to “insiders” under the stock option plan, when combined with the Company’s other security-based compensation arrangements, within any one-year period cannot exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issuable to insiders at any time cannot exceed 10% of the issued and outstanding Common Shares.

As described under “Stock Option Policy” below, the Company has adopted a policy which establishes guidelines for the granting of stock options under the Company’s stock option plan. Among other things, such guidelines prohibit the grant of stock options to non-executive directors of the Company.

Options granted under the stock option plan are subject to vesting conditions imposed by the Compensation Committee as set out in the relevant option agreements.

For options granted under the stock option plan before December 31, 2008, the Compensation Committee generally determined that options were subject to vesting one year from the grant date and were not transferable. Furthermore, for options granted before December 31, 2008, the Compensation Committee generally determined that the options would expire on the earlier of:

(a)	10 years from the date of grant;

(b)	30 days from the date on which the optionee ceases to be employed by, or provide services to, the Company;

(c)	180 days from the date of death if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the 30-day period described in clause (b) above; or,

(d)	immediately upon termination if the termination of employment is with cause.

The stock option plan takes into account the Company’s policy with respect to making grants only during specific trading windows. The stock option plan also provides that if the expiry date of an option falls during a “Black Out Period”, the expiry date will be extended to the fifth business day following the end of such period.

On February 24, 2009 the Company’s Board approved certain amendments to the Company’s stock option grant practices. Unless otherwise determined by the Compensation Committee, options granted after that date to the Company’s Vice Presidents and above will generally vest equally annually over three years from the grant date. Unless otherwise determined by the Compensation Committee, options granted on or after that date have a term of 10 years from the date of grant subject to the following:

(a)	in the case of termination without cause (excluding voluntary termination) – immediate vesting of all unvested options and the optionee has 90 days from the date on which the optionee ceases to be employed by the Company to exercise all options;

(b)	in the case of voluntary termination (other than retirement) – immediate cancellation of all unvested options and the optionee has 90 days to exercise vested options;

(c)	in the case of retirement – all unvested options continue to vest after retirement in accordance with the existing vesting schedule for those particular options and all options expire on the earlier of three years from the date of retirement and the option 10-year expiry date;

(d)	in the case of death – all unvested options vest immediately and the optionee’s legal representative has 365 days from the date of death to exercise the options if the optionee’s employment or eligibility ceases by reason of his or her death or if the optionee dies prior to the expiration of the periods described in clauses (a), (b) and (c) above; or,

(e)	in the case of termination with cause – all options expire immediately upon termination.

Options Awarded to Chief Executive Officer

As described under “New CEO Compensation Arrangements”, in connection with the hiring of the new Chief Executive Officer, the Company made a one time sign-on grant of stock options to Mr. Saligram. Such SOG Options have a term of ten years and will vest at a rate of 20% per year. In the event of termination without cause, excluding resignation (other than retirement), during the first 36 months of his employment, unvested SOG Options will not be subject to accelerated vesting and will be null and void. Mr. Saligram will have 90 days from the date of termination to exercise any such options that have vested.

Other unvested options (other than SOG Options) held by Mr. Saligram will vest immediately, and he will have 90 days from the date of termination to exercise such options, subject to the terms and conditions of the stock option plan and applicable option agreements. In the event of termination without cause after the first 36 months of the Chief Executive Officer’s term of employment, all unvested stock options held by him, including unvested SOG Options, will vest immediately and he will have 90 days from the date of termination to exercise such options, subject to the terms and conditions of the stock option plan and applicable option agreements. In the event of resignation of Mr. Saligram (other than retirement), all unvested stock options held by him, including SOG Options, will be void on the date of termination of employment and he will have 90 days to exercise any vested options. In the event of retirement of the Chief Executive Officer, all unvested stock options, including SOG Options, will continue to vest in accordance with their original grant schedules and remain exercisable up to the earlier of the original grant expiry date and the third anniversary of the date of retirement, provided that he will not be entitled to exercise or receive any such retirement-related benefits or rights if he terminates his employment within five years. Finally, in the event of termination of the Chief Executive Officer for cause, all unvested options, and including SOG Options, will immediately be void on the date of notice of termination, but Mr. Saligram will have 30 days from the date of termination to exercise any options that vested prior to the date of termination, subject to the terms and conditions of the stock option plan and applicable option agreements. In the case of death of Mr. Saligram, all unvested options vest and shall be exercisable as described on page 44.

As described under “Share Ownership Guidelines” on page 39, under his employment agreement, the Chief Executive Officer has agreed to hold a portion of the after tax value of payout/gains from the annual long-term incentive program and sign-on incentive awards in Common Shares requiring 100% of the after tax value from payouts/gain to be held in shares until ownership guidelines are met, and 50% of after tax value of each payout/gain to be held for a period of at least two years following the payout date, and agreed to hold Common Shares awarded equal to one times base salary and short-term incentive bonus paid in the previous year for a period of at least one year after termination of employment.

Options granted to non-executive employees on or after February 24, 2009 generally continue to be subject to vesting one year from the grant date and are subject to the new termination provisions described above. Furthermore, stock option agreements for options granted on or after February 24, 2009 generally provide that the Compensation Committee may shorten the vesting period if the Compensation Committee considers doing so would be in the best interest of the Company.

The stock option plan also provides that the Compensation Committee has the right to suspend, amend or terminate the stock option plan without approval of optionees or shareholders (provided that no such suspension, amendment or termination will materially prejudice the rights of any optionee under any previously granted option without the consent or deemed consent of such optionee), including, without limitation:

(a)	to avoid any additional tax on optionees under Section 409A of the United States Internal Revenue Code or other applicable tax legislation;

(b)	to change the eligibility for and limitations on participation in the stock option plan (other than participation by non-executive Directors in the stock option plan);

(c)	to make any addition to, deletion from or alteration of the provisions of the stock option plan that are necessary to comply with applicable law or the requirements of any regulatory authority or stock exchange;

(d)	to make any amendment of a typographical, grammatical, administrative or clerical nature, or clarification correcting or rectifying any ambiguity, defective provision, error or omission in the stock option plan; and

(e)	to change the provisions relating to the administration of the stock option plan or the manner of exercise of the options, including:

I.	changing or adding any form of financial assistance provided by the Company to the participants that would facilitate purchase of Common Shares under the stock option plan; and

II.	adding provisions relating to a cashless exercise (which will provide for a full deduction of the underlying Common Shares from the maximum number reserved under the stock option plan for issuance).

However, the following amendments to the stock option plan can only be made with shareholder approval:

1.	any increase in the maximum number of Common Shares that may be issued pursuant to the exercise of options granted under the stock option plan;

2.	any reduction in exercise price or cancellation and reissue of options;

3.	any amendment that extends the term of an option beyond the original 10 year expiry date;

4.	any amendment to “Eligible Participants” that may permit the introduction or reintroduction of non-executive directors as participants on a discretionary basis, if at any time, the stock option plan is further amended to exclude participation by non-executive directors;

5.	any amendment that increases limits previously imposed on non-executive director participation;

6.	any amendment that would permit equity based awards granted under the stock option plan to be transferable or assignable other than for normal estate settlement purposes;

7.	any amendment to increase the maximum number of securities that may be issued to insiders of the Company within any one year period or issuable to insiders of the Company at any time under the stock option plan, or when combined with all of the Company’s other security based compensation arrangements, which could exceed 10% of the total issued and outstanding Common Shares of the Company;

8.	any addition of provisions relating to a cashless exercise (other than a surrender of options for cash) that does not provide for a full deduction of the underlying Common Shares from the maximum number reserved for issuance under the stock option plan; and

9.	any amendment to the amending provisions of the stock option plan.

The following table sets out the number of securities authorized for issuance under the Company’s stock option plan as of December 31, 2014:

	Number of Securities to be Issued upon Exercise of Outstanding Options (A)	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plan [Excluding (A)]
Equity compensation plans approved by security holders - stock option plans	3,897,791 (4% of total issued and outstanding shares)	$22.09	2,665,618 (2% of total issued and outstanding shares)

During 2014 the Company granted options to acquire a total of 837,364 Common Shares, representing 0.8% of the total issued and outstanding Common Shares as at December 31, 2014. These options included the one-time grant of SOG Options to acquire a total of 338,249 Common Shares in connection with the hiring and appointment of Mr. Saligram as the new Chief Executive Officer of the Company, which is not expected to recur and which options should not be considered part of the Company’s annual stock option grant. Excluding the SOG Options, the Company granted options to acquire a total of 499,115 Common Shares, representing 0.5% of the total issued and outstanding Common Shares as at December 31, 2014.

Stock Option Policy

The Board has adopted a Policy Regarding the Granting of Equity-Based Compensation Awards (the “Policy”), the terms of which establish guidelines for the granting of options to purchase Common Shares to the Named Executive Officers and other employees of the Company. The Policy provides that the Company will not grant stock options to non-executive directors of the Company. Under the Policy, only the Compensation Committee can authorize the granting of stock options to the Named Executive Officers and other executives of the Company.

The Policy establishes an annual date for the granting of stock options, which falls on the fifth business day following the release of the Company’s results for the most recently completed fiscal year. The Policy prohibits the granting of stock options during blackout periods, as defined in the Company’s Policy Regarding Securities Trades by Company Personnel. The Compensation Committee has delegated to the Chief Executive Officer the authority to grant options to purchase up to 150,000 Common Shares per year to Company employees, provided no one individual is granted options to acquire more than 45,000 Common Shares and provided options are not granted to employees at the Vice-President and above level. Option grants made by the Chief Executive Officer must fall within the Company’s established trading windows.

All stock options granted in accordance with the Policy must have an exercise price equal to the closing price of the Company’s Common Shares on the New York Stock Exchange on the date of grant. The Policy is subject to changes and amendments as deemed appropriate by the Board from time to time.

As described under “New CEO Compensation Arrangements”, in connection with the hiring and appointment of Mr. Saligram as Chief Executive Officer of the Company, the Company made a one-time grant of SOG Options to Mr. Saligram. These options were granted on August 11, 2014 during a time when no trading blackout period was in effect. In addition, also in August 2014, Mr. Saligram was granted his annual long-term incentive grant of stock options for 2014, prorated to the length of service within 2014.

SUMMARY COMPENSATION TABLE

The following table provides a summary of the compensation earned during each of the last three fiscal years by the Chief Executive Officer, the Chief Financial Officer and the three other Named Executive Officers of the Company.

Summary Compensation Table (all amounts in U.S. dollars)
Name and Principal Position (1)	Year	Salary (2)	Share- based awards (3)	Option- based awards (4)	Non-equity incentive plan compensation
					Annual plans (5)	Long-term plans (6)	Pension value (7)	All other comp. (8)	Total comp. (9)
Ravi K. Saligram (10)	2014	$487,200	$3,333,333	$2,205,948	$500,025	Nil	Nil	$40,335	$6,566,841
Chief Executive Officer	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Peter J. Blake (11)	2014	$351,000	Nil	$169,645	Nil	Nil	Nil	$3,357,189	$3,877,834
Former Chief Executive Officer	2013	$789,000	$636,176	$475,730	$157,014	Nil	$37,373	$89,423	$2,184,716
	2012	$754,000	Nil	$475,587	$370,844	$92,063	Nil	$54,590	$1,747,084
Robert A. McLeod	2014	$321,000	$250,011	$80,325	$95,929	Nil	$31,682	$101,045	$879,992
Chief Financial Officer	2013	$356,000	$301,219	$164,980	$114,221	Nil	$16,988	$38,382	$991,790
	2012	$350,000	Nil	$164,930	$88,139	$73,650	Nil	$34,427	$711,146
Robert S. Armstrong (12)	2014	$291,000	$120,705	$115,665	Nil	Nil	$27,156	$1,956,062	$2,510,588
Former Chief Strategic Development Officer	2013	$367,000	$433,756	$319,790	$123,017	Nil	$17,473	$43,202	$1,304,238
	2012	$360,000	Nil	$319,694	$190,380	$92,063	Nil	$38,976	$1,001,113
Steven C. Simpson	2014	$425,000	$432,416	$139,924	$84,663	Nil	$41,000	$94,310	$1,217,313
Chief Sales Officer, Global Key Accounts	2013	$470,500	$494,000	$332,220	$136,602	$92,063	Nil	$68,648	$1,594,033
	2012	$410,000	Nil	$253,044	$193,590	$100,000	Nil	$94,538	$1,051,172
Karl Werner	2014	$343,000	$243,680	$82,886	$79,575	Nil	Nil	$90,193	$839,334
Chief Operational Support and Development Officer	2013	$274,000	$168,954	$76,840	$122,000	Nil	Nil	$84,190	$725,984
	2012	$250,000	Nil	$61,560	$82,000	$92,063	Nil	$49,385	$535,008

(1)	All Named Executive Officers are employed by wholly-owned subsidiaries of the Company.
(2)	The salary and annual incentive amounts for certain Named Executive Officers were paid in primarily the Canadian dollar and are translated into U.S. dollars for the purposes of the table at the average U.S. dollar exchange rate for the year. The exchange rate used for Canadian dollars for 2014 was US$0.9052 to CA$1.
(3)	Share-based awards consist of RSU awards made under the RSU Plans and PSU awards made under the PSU Plan. The dollar value of RSUs and PSUs (including, in the case of Mr. Saligram, SOG PSUs) was calculated by multiplying the number of share units granted during the respective year by the 20-day volume weighted average closing price of the Common Shares on the New York Stock Exchange on the grant date for the RSUs and PSUs. In the case of Mr. Saligram, this column includes the value of a one-time sign-on award of SOG PSUs that is not expected to be recurring.
(4)	The dollar value of option-based awards is the grant date fair market value of options granted in respect of the respective year using the Black-Scholes option pricing model which includes assumptions on expected volatility, expected life, expected termination rate, expected dividend yield, and risk-free interest rate, which assumptions are detailed in the Company’s consolidated financial statements for the applicable year. This is also the accounting fair value. The Black-Scholes pricing model was used as it is an established pricing methodology widely used by the financial industry and public companies for securities valuations and it is supported as an appropriate methodology in accordance with International Financial Reporting Standards. The value stated does not represent the actual value which will be realized upon exercise of the option. In the case of Mr. Saligram, this column includes the value of a one-time sign-on grant of SOG Options that is not expected to be recurring.

(5)	The annual incentive plan awards represent bonuses earned by the Named Executive Officers in the fiscal year noted but paid subsequent to the end of the applicable year.
(6)	Long-term Incentive Plan awards represent payments made subsequent to the applicable year end in accordance with the Original ELTIP (please see discussion below under “Original Executive Long-term Incentive Plan”). The amount was used to purchase Common Shares in the open market and those shares are held by an administrator on behalf of the Named Executive Officer, only to be released pursuant to the terms of the Plan. Beginning in 2013, the Original ELTIP was replaced by a new Long-term Incentive Plan involving share based awards consisting of RSUs and PSUs as reflected under the column “Share-based awards” (please see discussion under “Long-term Incentive Plan” on page 32). The amount shown for Steven Simpson in 2013 represents a carry-forward from his 2012 ELTIP award (please see discussion under “Original Executive Long-term Incentive Plan” on page 54).
(7)	Amounts in this column represent the Company’s contributions under the Company’s “10-10” retirement savings plan which is described under “Defined Contribution Plan” on page 40.
(8)	All other compensation includes, for 2013 and 2014, the value of additional RSUs and PSUs corresponding to dividends declared on the Common Shares credited under the RSU Plans and PSU Plan (2013: Mr. Blake: $11,839, 325 RSUs, 217 PSUs; Mr. McLeod: $5,605, 154 RSUs, 103 PSUs; Mr. Armstrong: $8,072, 222 RSUs, 148 PSUs; Mr. Simpson: $9,193, 253 RSUs, 168 PSUs; Mr. Werner: $2,913, 89 RSUs, 58 PSUs; 2014: Mr. Saligram: $38,335, 195 RSUs, 1,366 PSUs; Mr. Blake: $6,044, 132 RSUs, 132 PSUs; Mr. McLeod: $10,351, 225 RSUs, 209 PSUs; Mr. Armstrong: $7,218, 160 RSUs, 142 PSUs; Mr. Simpson: $17,383, 377 RSUs, 351 PSUs; Mr. Werner: $7,700, 165 RSUs, 156 PSUs). For Messrs. Blake and Armstrong, this column includes additional amounts as described in the notes below.
(9)	Total compensation represents the sum of the amounts in the other columns. It includes the value of option-based awards and share-based awards which may or may not be realized if the awards vest. Total compensation for 2014 includes a number of payments or benefits that are not expected to be recurring and which are not considered to be indicative of compensation expected to be paid or earned in future years, including payments in relation to termination of employment of two Named Executive Officers and the value of one-time sign on long-term incentive awards granted to Mr. Saligram in connection with his hiring as Chief Executive Officer.
(10)	Mr. Saligram became Chief Executive Officer on July 7, 2014. The amounts included in respect of Mr. Saligram’s salary, share-based awards, option based awards and annual incentive plan awards reflect amounts that have been pro-rated to the length of service in 2014, as well as, in the case of share-based awards and option-based awards, the value of one-time sign-on grants of SOG PSUs ($2,500,000) and SOG Options (accounting value $1,890,812).
(11)	Mr. Blake resigned as Chief Executive Officer effective July 1, 2014. Prior to his resignation, in October 2013, the Company entered into a Separation Agreement with Mr. Blake in respect of his intended resignation. In the Separation Agreement, the Company and Mr. Blake agreed that while Mr. Blake continued to be employed by the Company in 2014, the Company would pay him his salary, but no short-term incentive bonus, and would not grant Mr. Blake stock options, restricted share units or performance share units in respect of 2014. Following Mr. Blake’s resignation, he became entitled to receive certain payments in respect of the termination of his employment and in consideration of release, confidentiality, non-solicitation and non-disparagement covenants as contemplated in the Separation Agreement. See “Termination and Change of Control Benefits” for a further discussion of the Separation Agreement with Mr. Blake. All other compensation for Mr. Blake includes the following amounts: (i) $1,309,000 paid or to be paid in lieu of entitlement to receive a short-term incentive bonus; (ii) $1,478,400 in lieu of grants or awards of stock options, restricted share units, and performance share units for 2014, including an amount in lieu of a transitional grant of RSUs that was made to executive officers in 2014; (iii) payments in lieu of (a) benefits for a “notice period” ($120,000); (B) the Company’s contribution to Mr. Blake’s Senior Executive Retirement Plan for the notice period ($154,000); (C) payment or benefits under the Company’s Employee Share Purchase Plan ($61,600); (D) provisions of a company vehicle and operating costs for the notice period and payment of the cost of an annual physical.
(12)	Mr. Armstrong resigned as Chief Strategic Development Officer effective November 3, 2014 and as an employee on December 12, 2014. In November 2014, Mr. Armstrong entered into a Separation Agreement pursuant to which Mr. Armstrong was entitled to receive certain payments in connection with termination of his employment and in consideration of non-compete, release, confidentiality, non-solicitation and non-disparagement covenants as contemplated in the Separation Agreement. See “Termination and Change of Control Benefits” for a further discussion of the Separation Agreement with Mr. Armstrong. For Mr. Armstrong, the amount in this column for 2014 reflects a prorated portion of the annual base salary previously agreed to be paid to him as Chief Strategic Development Officer for the period ending November 3, 2014, and $18,000 as salary in respect of the period from November 3, 2014 until the date of termination of his employment. For Mr. Armstrong, the amounts set out reflect the grant date value of RSUs and PSUs awarded to Mr. Armstrong in 2014. Pursuant to Mr. Armstrong’s Separation Agreement, Mr. Armstrong is entitled to receive a cash payment in respect of RSUs and PSUs held by him, including RSUs and PSUs granted in 2014, reflecting a pro-rated percentage of the vesting period as of December 31, 2014, based on the closing price of the Common Shares on March 9, 2015, which amount is different that the grant date value of RSUs and PSUs granted. As Mr. Armstrong departed the Company prior to the end of 2014, he was not granted stock options in respect of 2014. All other compensation for Mr. Armstrong includes amounts (i) $540,000 representing base salary for an 18 month notice period; (ii) $324,000 in lieu of a short-term incentive bonus (at target) during the notice period; (iii) $756,000 in lieu of long-term incentives during the notice period; (iv) a payment in lieu of contributions to health benefits plan for the notice period; and (v) $54,000 in lieu of contributions to the 10-10 plan for the notice period; an amount in lieu of contributions to the Company Employee Share Purchase Plan for the notice period, and (vi) an amount in lieu of a company vehicle and operating costs for the notice period. In addition, under his Separation Agreement, Mr. Armstrong is entitled to receive, in respect of the PSUs and RSUs previously granted, a pro-rated payment reflecting the percentage of the total applicable vesting period for such units that had been reached as of December 31, 2014, with the payout amount to be calculated based on the closing price of the Company’s shares on March 9, 2015, following the end of a blackout period for insiders.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

The following table sets out information regarding option-based (stock options) and share-based (RSUs and PSUs, including, in the case of Mr. Saligram, SOG PSUs) awarded to the Named Executive Officers that were outstanding at December 31, 2014.

	Option-based Awards (1)				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money options	Number of shares or share units that have not vested (2)	Market or payout value of share-based awards that have not vested (3)	Market or payout value of vested share- based awards not paid out or distributed
Ravi K. Saligram
- stock options (4)	394,624	$24.43	Aug. 11, 2024	$—
- RSUs					14,671	$394,503	$—
- PSUs (5)					80,782	$2,172,228	$—
Peter J. Blake (6)
- stock options	33,329	$22.46	Mar. 11, 2024	$—
- stock options	84,200	$21.34	Mar. 5, 2023	$155,770
- stock options	54,000	$23.44	Mar. 6, 2022	$124,200
- stock options	43,200	$25.91	Mar. 3, 2021	$42,336
- stock options	66,100	$21.82	Mar. 11, 2020	$335,127
- stock options	114,800	$14.50	Mar. 1, 2019	$1,422,372
- stock options	39,900	$24.39	Feb. 28, 2018	$99,750
- stock options	51,000	$18.67	Mar. 1, 2017	$419,220
- RSUs					4,643	$124,850	$—
- PSUs					2,244	$60,341	$—
Robert A. McLeod
- stock options	15,781	$22.46	Mar. 11, 2024	$—
- stock options	29,200	$21.34	Mar. 5, 2023	$54,020
- stock options	13,000	$23.44	Mar. 6, 2022	$29,900
- stock options	10,400	$25.91	Mar. 3, 2021	$10,192
- stock options	7,800	$21.82	Mar. 11, 2020	$39,546
- stock options	11,200	$14.50	Mar. 1, 2019	$138,768
- stock options	4,500	$24.39	Feb. 28, 2018	$11,250
- RSUs					6,135	$164,970	$—
- PSUs					3,865	$103,930	$—

	Option-based Awards (1)				Share-based Awards
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in- the-money options	Number of shares or share units that have not vested (2)	Market or payout value of share-based awards that have not vested (3)	Market or payout value of vested share- based awards not paid out or distributed
Robert S. Armstrong (7)
- stock options	22,724	$22.46	Mar. 11, 2024	$100,667
- stock options	56,600	$21.34	Mar. 5, 2023	$314,130
- stock options	29,400	$23.44	Mar. 6, 2022	$101,430
- stock options	23,500	$25.91	Mar. 3, 2021	$23,030
- stock options	32,500	$21.82	Mar. 11, 2020	$164,775
- stock options	—	$14.50	Mar. 1, 2019	$—
- stock options	18,600	$24.39	Feb. 28, 2018	$46,500
- RSUs (8)					—	$—	$218,043
- PSUs (8)					—	$—	$99,552
Steven C. Simpson
- stock options	27,490	$22.46	Mar. 11, 2024	$—
- stock options	39,200	$21.34	Mar. 5, 2023	$—
- stock options	19,900	$23.44	Mar. 6, 2022	$45,770
- stock options	15,900	$25.91	Mar. 3, 2021	$15,582
- stock options	—	$21.82	Mar. 11, 2020	$—
- stock options	—	$14.50	Mar. 1, 2019	$—
- stock options	13,200	$24.39	Feb. 28, 2018	$33,000
- RSUs					10,431	$280,490	$—
- PSUs					6,622	$178,066	$—
Karl Werner
- stock options	16,284	$22.46	Mar. 11, 2024	$—
- stock options	13,600	$21.34	Mar. 5, 2023	$25,160
- stock options	9,500	$23.44	Mar. 6, 2022	$21,850
- stock options	9,600	$25.91	Mar. 3, 2021	$9,408
- stock options	6,400	$21.82	Mar. 11, 2020	$32,448
- stock options	10,900	$14.50	Mar. 1, 2019	$135,051
- stock options	5,400	$24.39	Feb. 28, 2018	$13,500
- stock options	6,900	$18.67	Mar. 1, 2017	$56,718
- RSUs					5,149	$138,457	$—
- PSUs					3,477	$93,497	$—

(1)	All of the options listed in the table, except those with expiry dates in 2022, 2023, and 2024, and all options held by Mr. Blake and Mr. Armstrong had vested and were exercisable as of December 31, 2014. This table reflects options that were outstanding as at December 31, 2014. As a result, it does not include stock options that were granted in March 2015 but are in respect of 2014, but does include options in respect of 2014 granted to Mr. Saligram, which were granted in August 2014.

(2)	This column reflects the number of RSUs and target number of PSUs (including, in the case of Mr. Saligram, SOG PSUs) including dividend equivalent RSUs and PSUs credited on RSUs and PSUs that were outstanding on December 31, 2014. As described in the notes below, in the case of Mr. Armstrong, in connection with termination of his employment, he became entitled to receive, in respect of RSUs and PSUs held by him, a pro-rated payment reflecting the percentage of the total applicable vesting period for such units that had been reached as of the last day of the month during which termination of their employment occurred. As a result, for purposes of this table, the prorated number of RSUs and PSUs on respect of which Mr. Armstrong became entitled to receive payment are considered to have become vested, and the remaining portion of the RSUs and PSUs previously awarded to him are considered to have been forfeited and no longer outstanding.
(3)	This column represents the value of (i) unvested RSUs awarded and (ii) unvested PSUs (including, in the case of Mr. Saligram, SOG PSUs) awarded where the number of PSUs eligible for vesting is based on performance and has not yet been determined, including dividend equivalent RSUs and PSUs credited on such RSUs and PSUs. RSUs vest following a three year period and entitle the holder, upon vesting, to a payment based on the value of a Common Share. PSUs (excluding SOG PSUS) vest following a three year vesting period and entitle the holder upon vesting, to different payouts depending on the Company’s performance against specified performance criteria or factors. The number of such PSUs that are eligible for vesting in respect of each calendar year in a performance period is determined following the end of that year. The number of SOG PSUs that vest will be determined by the Board based on the absolute Total Shareholder Return performance over rolling two, three and four year periods. As indicated in Note (2), a percentage of RSUs and PSUs held by Mr. Armstrong is being treated as having vested prior to December 31. 2014. The value of RSUs and PSUs reflected in this column was calculated by multiplying the number of share units granted, including dividend equivalent share units, by the closing price of the Common Shares on the New York Stock Exchange on December 31, 2014, being $26.89. It does not reflect the actual value of the payout that may be received after the vesting of the award. The RSU Plans are described under “Restricted Share Unit Plans” on page 33. The PSU Plan is described under “Performance Share Unit Plan” commencing on page 33. The SOG PSUs are described under “Sign-On Performance Unit Awards to Chief Executive Officer” on page 36.
(4)	These options reflect a one-time sign-on grant of 338,249 SOG Options in 2014 in connection with the hiring of Mr. Saligram.
(5)	The PSUs include a one-time sign on grant of 102,375 SOG PSUs in connection with the hiring of Mr. Saligram, and 17,063 other PSUs granted to Mr. Saligram as his 2014 long-term incentive award, which was prorated to the length of service within 2014 after July 7, 2014.
(6)	Mr. Blake resigned effective July 1, 2014. Pursuant to his Separation Agreement, stock options held by him can be exercised for a period of three years after the date of his retirement. In addition, pursuant to the provisions of the RSU Plan and PSU Plan, unvested RSUs and PSUs previously awarded to him continue to be subject to the plans, and he will be entitled to receive payments in accordance with the provisions of the plans in relation to such RSUs and PSUs that vest after his retirement.
(7)	Mr. Armstrong resigned as an executive officer effective November 3, 2014, and ceased to be employed effective December 12, 2014. Pursuant to his Separation Agreement, stock options held by him can be exercised for a period of three years after the date of his resignation. In addition, Mr. Armstrong’s Separation Agreement provides that he is entitled to receive, in respect of the PSUs and RSUs previously granted, a pro-rated payment reflecting the percentage of the total applicable vesting period for such units that had been reached as of December 31, 2014, with the payout amount to be calculated based on the closing price of the Common Shares on March 9, 2015, following the end of a blackout period for insiders. As a result, in the case of Mr. Armstrong, the prorated number of RSUs and PSUs in respect of which he became entitled to receive payment have been treated as vested and the balance of the RSUs and PSUs held by him have been treated as forfeited and no longer outstanding.
(8)	As described in Notes (2), (3) and (7) in connection with termination of employment of Mr. Armstrong, he became entitled to receive, in respect of RSUs and PSUs held by him, a pro-rated payment reflecting the percentage of the total applicable vesting period for such units that had been reached as of the last day of the month during which termination of his employment occurred. As a result, for purposes of this table, the prorated number of RSUs and PSUs in in respect of which Mr. Armstrong became entitled to receive payment is considered to have become vested. The amount payable to Mr. Armstrong was not paid out or distributed as at December 31, 2014.

Incentive Plan Awards – value vested or earned during 2014

The following table sets out information regarding the value vested or earned upon the vesting of option-based awards (stock options) and share-based awards (RSUs and PSUs) during 2014 and the short-term incentive bonus awards for 2014.

Name	Option-based awards - value vested during the year (1)	Share-based awards - value vested during the year (2)	Non-equity incentive plan compensation - value earned during the year (3)
Ravi K. Saligram	$—	$—	$500,025
Peter J. Blake	$231,982	$130,908	$—
Robert A. McLeod	$72,368	$61,983	$95,929
Robert S. Armstrong (4)	$146,197	$406,851	$—
Steven C. Simpson	$136,859	$101,652	$84,663
Karl Werner	$39,221	$34,848	$79,575

(1)	The value shown in this column is calculated by multiplying the number of stock options that vested in 2014 by the difference between the exercise price and the closing price of the Common Shares on the New York Stock Exchange on the vesting date, where the resulting value is a positive amount.
(2)	The amounts in this column represent the value realized on vesting of RSUs and PSUs held by Mr. Armstrong pursuant to the provisions of a separation agreement entered into in relation to termination of his employment. As described in the notes to the table of outstanding share-based awards and option-based awards, in connection with termination of the employment of Mr. Armstrong, he became entitled to receive, in respect of RSUs and PSUs held by him, a pro-rated payment reflecting the percentage of the total applicable vesting period for such units that had been reached as of the last day of the month during which termination of his employment occurred. As a result, for purposes of this table, the prorated number of RSUs and PSUs on respect of which Mr. Armstrong became entitled to receive payment is considered to have become vested, and the remaining portion of the RSUs and PSUs previously awarded to him is considered to have been forfeited and no longer outstanding. The amount included in the table reflects the actual amount realized in accordance with the provisions of the separation agreement entered into with Mr. Armstrong.
(3)	The non-equity incentive plan compensation relates to amounts earned in 2014 and paid in 2015 in accordance with the Company’s executive short-term incentive plan, as described above in “Compensation Discussion and Analysis”.
(4)	Mr. Armstrong resigned as an executive officer effective November 3, 2014, and ceased to be employed effective December 12, 2014. Pursuant to his Separation Agreement, all unvested stock options were subject to accelerated vesting and can be exercised for a period of three years after the date of his resignation. In addition, Mr. Armstrong’s Separation Agreement provides that he is entitled to receive, in respect of the PSUs and RSUs previously granted, a pro-rated payment reflecting the percentage of the total applicable vesting period for such units that had been reached as of December 31, 2014, with the payout amount to be calculated based on the closing price of the Common Shares on March 9, 2015 ($25.37), following the end of a blackout period for insiders. As a result, the prorated number of RSUs and PSUs in respect of which Mr. Armstrong became entitled to receive payment have been treated as vested and the balance of the RSUs and PSUs held by him have been treated as forfeited and no longer outstanding. The amount included in the table reflects the actual amount realized in accordance with the provisions of Mr. Armstrong’s Separation Agreement.

The following table sets out the value realized by the Named Executive Officers as a result of exercise of stock options during 2014.

Name	Number of options exercised #	Value of options exercised (1) $
Ravi K. Saligram	Nil	Nil
Peter J. Blake	62,000	$637,582
Robert A. McLeod	Nil	Nil
Robert S. Armstrong	32,500	$231,487
Steven C. Simpson	39,100	$137,046
Karl Werner	Nil	Nil

(1)	The value shown in this table is calculated by multiplying the number of stock options exercised by the difference between the exercise price and the closing price of the Common Shares on the New York Stock Exchange on the exercise date.

Original Executive Long-term Incentive Plan

The Company adopted and established the Original ELTIP in 2004. The Company adopted the Original ELTIP, together with the share ownership guidelines referred to below, with a view to facilitating the alignment of the interests of the senior employees and officers of the Company with those of the Company’s shareholders by promoting ownership of Common Shares by senior employees and officers and rewarding the creation of shareholder value over the long-term. It was implemented to encourage senior employees and officers of the Company to use performance bonus payments to purchase and hold Common Shares. Under the Original ELTIP, Common Shares were purchased in the open market by the administrator under the plan and are held by the administrator on behalf of the participant.

Under the Original ELTIP, ELTIP entitlement was earned by reference to the Company’s pre-tax return on invested capital on a rolling three-year basis. Each participant’s ELTIP award was based on a straight-line calculation, with entitlement starting when 70% of the ROIC target was achieved and 100% of the ELTIP entitlement being earned when the ROIC target was fully achieved. Participants were entitled to a cash ELTIP award of up to U.S. $125,000 depending on their seniority level, role and function, and these award amounts were paid by the Company when the participants contributed an equivalent amount of their own funds to the Original ELTIP.

Original ELTIP participants are not permitted to withdraw any Common Shares held by the administrator unless a certain event occurs or certain conditions are satisfied (e.g. the termination, retirement or resignation of the participant). The Company also adopted share ownership guidelines, pursuant to which participants in the Original ELTIP are required to hold Common Shares with a value at least equal to a certain multiple of their base salary which was based on the participant’s seniority with the Company, ranging from one time salary to three times salary.

The Original ELTIP was amended in 2009 to decouple the plan from the Company’s incentive bonus plan, meaning that participants were allowed to contribute their own funds to the Original ELTIP in the event their incentive bonus was not sufficient to achieve the full Company matching amount under the plan. This meant that Original ELTIP participants may have received the maximum payment in each year that the rolling three-year ROIC target of 20% was exceeded regardless of their actual bonus. In addition, entitlement under the Original ELTIP carried forward for one year – if a participant chose not to participate in one year, they could use that entitlement the following year, together with the entitlement earned in that year. Any unused entitlement expired automatically after one year.

As is discussed above under “Executive Long-term Incentive Plan”, in January 2013 the Compensation Committee and the Board approved amendments to the Original ELTIP pursuant to which plan participants are no longer entitled to receive entitlements and awards under the Original ELTIP in respect of any year after December 31, 2012 and will not be permitted to make contributions under the Original ELTIP after 2014. However, all shares held by the administrator on behalf of the participants continue to be held in accordance with the terms of the plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company, through wholly-owned operating subsidiaries, has an employment agreement with each of the Named Executive Officers. As described under “New CEO Compensation Arrangements”, and elsewhere in this Information Circular, in June 2014, Ritchie Bros. Auctioneers (Canada) Ltd., a subsidiary of the Company, entered into an Employment Agreement with Mr. Saligram, the Company’s Chief Executive Officer (the “CEO Employment Agreement”). Such employment agreement provides that (i) in the event of termination of the employment of the Chief Executive Officer without cause, or termination of the CEO for “Good Reason”, he will be entitled to (i) either one year’s base salary plus one year’s short-term incentive bonus at target (during the first 12 months) , or two year’s base salary plus two year’s short-term incentive bonus based at target (after the first 12 months) , depending on the length of service; (ii) vesting or cancellation of stock options, including SOG Options, as described under “Options Awarded to Chief Executive Officer” on page 45; (iii) continuation of applicable PSU and RSU rights held by him (not including SOG RSUs) in accordance with applicable PSU and RSU grant agreements and the terms and conditions of the respective PSU Plan and RSU Plan; (iv) cancellation (during the first 36 months) or continuation (after the first 36 months) of applicable SOG PSU rights depending on the length of service; and (v) continued extended health and dental benefits coverage for up to one year after termination of employment. In addition, the agreement provides for (double trigger) rights in respect of a termination without cause or good reason within two years of a change of control as described below.

All employment agreements with the other Named Executive Officers may be terminated for other than just cause with between 18 and 24 months’ notice (or less in certain circumstances) or payment in lieu thereof, depending on the jurisdiction of employment and the length of service of the respective Named Executive Officer.

In addition, pursuant to the RSU Plans and the PSU Plan, the extent to which unvested RSUs and PSUs may be forfeited, or continue to vest, following termination of employment, varies depending on the circumstances giving rise to the termination.

Termination for Cause

Under the RSU Plans and the PSU Plan, RSUs and PSUs that had not vested prior to the last day of active employment will not vest and shall be forfeited and cancelled without payment in the event of termination for just cause. In addition, short-term incentive bonus will be payable by the Company. Under the Company’s stock option plan, unvested stock options expire immediately upon termination for just cause.

Resignation

Under the RSU Plans and the PSU Plan, in the event of resignation of a participant other than by retirement in accordance with the normal retirement policy of the Company (or its affiliates) RSUs and PSUs that had not vested prior to the last day of active employment will not vest and shall be forfeited and cancelled without payment. Under the Company’s stock option plan, unexercised unvested stock options granted on or after February 24, 2009 are immediately cancelled. Unexercised options granted prior to December 31, 2008 will expire 30 days from the date the option recipient ceased to be employed.

Retirement

Under the RSU Plans and the PSU Plan, in the event of “Retirement” (which, for such purpose, means retirement in accordance with the normal retirement policy of the Company (or its affiliates) when the participant is not less than 55 years of age), the participant is entitled to receive payment in respect of unvested RSUs and PSUs that vest after the date of the resignation in accordance with the provisions of the plans. Such payments will not constitute an incremental benefit. Under the Company’s stock option plan, unexercised stock options granted on or after February 24, 2009 continue to vest in accordance with the existing vesting schedule and unexercised stock options granted prior to December 31, 2008 will expire 30 days from the date the optionee ceases to be employed. The CEO Employment Agreement provides that, notwithstanding any term or right in the stock option plan or the PSU Plan or RSU Plan, he will not be entitled to exercise or receive any retirement-related benefits or rights if he terminates his employment within five years. In the event of resignation by the CEO, or termination of his employment for cause, no incentive or bonus payment will be payable to him pursuant to the terms of the CEO Agreement.

In addition to the CEO Employment Agreement, Mr. Saligram also entered into a Change of Control Agreement in June 2014 (the “CEO Change of Control Agreement”). In addition, the Company has a change of control policy applicable to the Named Executive Officers and certain other Board appointed officers of the Company (the “Change of Control Policy”) that was adopted in 2010. The implementation of the Change of Control Policy was not in response to any known or likely change of control situation.

The main features of the Change of Control Policy and CEO Change of Control Agreement are as follows:

Trigger	Double trigger: (i) change of control; and (ii) termination for other than just cause or constructive dismissal.

Change of control definition	A person or group of persons acquiring or accumulating beneficial ownership of more than 50% of the Common Shares; a person or group of persons holding at least 25% of the Common Shares and being able to change the composition of the Board by having their nominees elected as a majority of the Board; or the arm’s length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Company, over a period of one year or less.

The payment amount and multiplier are as follows:

Annual base salary	Two times annual base salary.

Short-term incentive plan	CEO Change of Control Agreement: two times target bonus, plus pro rata target bonus for year of termination. Change of Control Policy: One and one-half times target bonus, plus one time pro rata target bonus for the year of termination.

Long-term Incentive Plan	Double-trigger accelerated vesting of RSU and PSU awards pursuant to terms of RSU and PSU plans.

Benefits	Two times annual premium cost for all health, dental and life insurance benefits in effect at termination.

Stock option vesting	Immediate vesting of all unvested stock options.

Stock option termination	All stock options terminate in accordance with the provisions for termination without cause outlined above.

In addition to the Change of Control Policy and CEO Change of Control Agreement, prior to amendments which were approved in March 2015 (see “Removal of Single Trigger Accelerated Vesting of Share Units on Change of Control” on page 23, the applicable PSU and RSU plans provided that unvested RSUs and PSUs held by the Named Executive Officers would vest as at the date of a change in control. The CEO Employment Agreement provides that, notwithstanding provisions to the contrary in plan documents, any accelerated vesting upon a Change of Control will require both a change of control and termination of employment without cause or for good reason. (i.e. acceleration will require a double trigger). In March 2015, the Compensation Committee approved amendments to the PSU Plan to require a “double-trigger” Change of Control event in order to trigger any accelerated vesting of units in the event of a change of control.

The incremental payments to the Named Executive Officers that the Company would have been required to make upon termination in the above situations, assuming the triggering events took place at December 31, 2014, would have been as follows:

Name (1)	Incremental payment (2)
Ravi K. Saligram	$5,080,000
Robert A. McLeod	$2,161,060
Steven C. Simpson	$3,219,000
Karl Werner	$1,932,000

(1)	This table only includes information regarding Named Executive Officers that continued to be employed as at December 31, 2014. Two of the Named Executive Officers ceased to be employed prior to December 31, 2014. Information regarding the payments and benefits to which such former executive officers became entitled following their termination is included in the Summary Compensation Table on page 48.
(2)	The incremental payments reflected in the table include amounts that would be payable in respect of the executive’s base salary, short-term incentive bonus (at target), vesting or cancellation of stock options and continued health and dental benefits and the value of (i) unvested RSUs awarded, and (ii) the target number of unvested PSUs awarded, including dividend equivalent RSUs and PSUs credited on such RSUs and PSUs, based on the closing price of the Common Shares on the New York Stock Exchange on December 31, 2014, being $26.89. PSUs vest following a three year vesting period and entitle the holder upon vesting to different payouts depending on the Company’s performance against specified performance criteria or factors. The number of PSUs that are eligible for vesting in respect of each calendar year in a performance period is determined following the end of that year. The value of unvested RSUs and PSUs that is included in the table has, in part, been reported under “Share-based awards” in the Summary Compensation Table (based on the grant date fair value of RSUs and PSUs awarded) on page 48 and, as a result, only part if such value would reflect an incremental payment. No value has been attributed to the acceleration of the payment of this benefit as the net present value of the accelerated benefit could potentially be offset by future increases in the value of the RSUs and PSUs held as a result of future increase in the value of the Common Shares.

Separation Agreements

Peter Blake Separation Agreement

In October 2013 the Company entered into a Separation Agreement with Peter Blake, formerly the Chief Executive Officer of the Company, in respect of his resignation as CEO (the “Blake Separation Agreement”). In The Blake Separation Agreement, as noted elsewhere in this Information Circular, it was agreed that during the transition period in 2014 while Mr. Blake continued to be employed, Mr. Blake would be paid his salary, but no short-term incentive bonus, and Mr. Blake would not be granted any stock options, RSUs or PSUs in respect of 2014. Mr. Blake resigned effective July 1, 2014.

Following Mr. Blake’s resignation, he became entitled to receive certain payments in respect of the termination of his employment, and, in consideration of the release, confidentiality, non-solicitation and non-disparagement covenants included or contemplated in the Blake Separation Agreement. Such payments superseded and took the place of any other compensation Mr. Blake would normally receive under his employment agreement, the Change of Control Policy, or the PSU, RSU or stock option plans.

The Summary Compensation Table on page 48 includes the value of certain payments and benefits to which Mr. Blake became entitled following his termination as contemplated under the Blake Separation Agreement. In addition, following Mr. Blake’s resignation, the unvested stock RSUs and PSUs granted to him in 2013 will continue to be subject to the plans and Mr. Blake will be entitled to receive pro-rated payment in accordance with the provisions of the plans that would vest up to the date of retirement. Further, the Blake Separation Agreement contemplates that unvested stock options previously granted to Mr. Blake will continue to vest after retirement in accordance with the existing vesting schedule for those options, pursuant to retirement treatment of options under the Company’s stock option plan, and such options will expire on the earlier of three years from the date of retirement and the option’s 10 year expiry date.

Robert Armstrong Separation Agreement

In November 2014, Ritchie Bros. Auctioneers (Canada) Ltd. entered into a Separation Agreement with Robert Armstrong, formerly the Chief Strategic Development Officer of the Company, in respect of his resignation from that office (the “Armstrong Separation Agreement”). Pursuant to the Armstrong Separation Agreement, Mr. Armstrong resigned as Chief Strategic Development Officer effective November 3, 2014, but continued to be employed as advisor until December 12, 2014. Following Mr. Armstrong’s resignation and his ceasing to be employed, he became entitled to receive certain payments in respect of the termination of his employment, and in consideration of release, confidentiality, non-competition and non-disparagement covenants included in the separation agreement. Such payments superseded and took the place of any other compensation Mr. Armstrong would otherwise be entitled to receive under his employment agreement or the PSU, RSU or stock option plans.

The Summary Compensation Table on page 48 includes the value of certain payments and benefits to which Mr. Armstrong became entitled following his termination as contemplates under the Armstrong Separation Agreement. The Armstrong Separation Agreement contemplated that the Company would pay to Mr. Armstrong, in respect of PSUs and RSUs previously granted to him, a pro-rated payment reflecting the percentage of the total applicable vesting period for such units that had been reached as of December 31, 2014, being the last day of the month in which he ceased to be employed, and that the payout amount for such units would be calculated by reference to the market closing price of the Common Shares on the New York Stock Exchange on March 9, 2015, being the trading day that is five days after the date on which the trading window for trading by insiders is open. The grant date value of unvested RSUs and PSUs awarded to Mr. Armstrong has been reported under “Share-based awards” in the Summary Compensation Table on page 48. As a result, the amount of the payment in respect of this benefit is not considered to reflect any incremental value or benefit. In addition, the Armstrong Separation Agreement contemplates that all unvested stock options held by Mr. Armstrong are subject to accelerated vesting, and that the exercise period for all vested stock options would be extended to a period of three years from the date of Mr. Armstrong’s resignation as Chief Strategic Development Officer. The Armstrong Separation Agreement further contemplates that all shares held by Mr. Armstrong under the Company’s Employee Share Purchase Plan would be subject to accelerated vesting and released from any further hold period.

Directors and Senior Executives Liability Insurance and Indemnity Agreements

The Company maintains directors and senior executives liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office. The Company also has entered into indemnity agreements with directors and senior officers of the Company to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporation Act.

REPORT ON CORPORATE GOVERNANCE

The Board and the Company believe that good corporate governance practices are essential for the effective and prudent operation of the Company and for enhancing shareholder value. The Board’s Nominating and Corporate Governance Committee is responsible for reviewing and, if deemed necessary, recommending changes to the Company’s corporate governance practices.

In June 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Instrument”), and a related National Policy 58-201, Corporate Governance Guidelines (the “Guidelines”) established by the Canadian Securities Administrators (CSA), came into effect. In 2014 the Instrument and Guidelines were amended to include additional disclosure requirements. The table below sets out disclosure requirements of Form 58 101F1 (as amended) under the Instrument and the Company’s corresponding corporate governance disclosure.

In addition, any foreign private issuer listed on the New York Stock Exchange (NYSE) is required to report any significant ways in which its corporate governance practices differ from those required for United States companies under NYSE listing standards. The Company is in conformance with the NYSE corporate governance requirements (the “NYSE Rules”) applicable to United States companies.

Additional information about the Company’s corporate governance practices, including copies of the charters of the committees of the Board, can be found on the Company’s website at www.rbauction.com.

Disclosure Requirements under 58-101F1		Company Disclosure

1. Board of Directors		Directors during 2014:

1.	Disclose the identity of directors who are independent.	(a) (b) (c) (d) (e) (f) (g) (h) (i)

Beverley A. Briscoe, Chair – independent;

Robert W, Murdoch – independent;

Robert G. Elton – independent;

Erik Olsson – independent;

Eric Patel – independent;

Edward B. Pitoniak – independent;

Christopher Zimmerman – independent;

Ravi K. Saligram – non-independent – Mr. Saligram is the Chief Executive Officer (CEO) of the Company; and

Peter J. Blake – non-independent – former CEO of the Company.

2.	Disclose the identity of directors who are not independent, and describe the basis for that determination.
3.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgment in carrying out its responsibilities.

4.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The Board determined the independence of the foregoing directors in accordance with applicable NYSE listing standards and corporate governance rules and, with respect to the Audit Committee, SEC independence standards. The directors who are noted as “independent” above also satisfy the independence requirements under the Instrument and the Guidelines.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all material relationships of the directors with the Company and its subsidiaries.

The Board considers Ms. Briscoe, Mr. Patel, Mr. Olsson, Mr. Pitoniak, Mr. Elton, Mr. Zimmerman and also Ms. Pollina, a proposed nominee for election as director, to be independent as none of them has any material relationship with the Company. Mr. Blake was not independent as a result of his employment with the Company as CEO, nor is Mr. Saligram independent given his current employment with the Company as CEO. A majority of the directors are independent.

None of the independent directors works in the day-to-day operations of the Company, is party to any material contracts with the Company, receive, directly or indirectly, any fees or compensation from the Company other than as directors, or has any other material relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

For directorships of the directors of the Company in other reporting issuers (or equivalent), please refer to the disclosure starting on page 5.

5.	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	The independent directors held 11 meetings and several informal sessions in 2014 without management present. These meetings were chaired by the Chair of the Board. Such meetings are scheduled regularly during the year, usually immediately after the Board’s regular quarterly meetings.

6.	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	The Chair, Ms. Briscoe, is an independent director. Ms. Briscoe is responsible for the management, development and effective performance of the Board, taking all reasonable measures to ensure that the Board fully executes its mandate.

7.	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year	Please refer to disclosure on page 10 for Board and Committee meeting attendance. The Board achieved an attendance record of 100% in 2014. Agenda and materials in relation to Board and Committee meetings are generally circulated to directors for their review in advance of the meetings.

2. Board Mandate Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Board mandate is available on the Company’s website (www.rbauction.com).

The mandate of the Board is to supervise management of the Company and to act in the best interests of the Company and its shareholders. The Board acts in accordance with:

		(i)	the Canada Business Corporations Act;

		(ii)	the Company’s Articles of Amalgamation and By-laws;

		(iii)	the Company’s Code of Business Conduct and Ethics;

		(iv)	the charters of the Board committees, including the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee;

		(v)	the Company’s Corporate Governance Guidelines; and

		(vi)	other applicable laws and Company policies.

The Board or designated Board Committees approve significant decisions that affect the Company and its subsidiaries before they are implemented. The Board or a designated committee oversees the implementation of such decisions and reviews the results. Copies of the Company’s Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters of the Board committees can be found on the Company’s website.

The Board meets with the CEO and other executive officers of the Company from time to time to discuss and review internal measures and systems adopted by the management to ensure a culture of integrity throughout the organization.

The Board is involved in the Company’s strategic planning process. The Board is responsible for reviewing and approving strategic initiatives, taking into account the risks and opportunities of the business. Management updates the Board on the Company’s performance in relation to strategic initiatives at least quarterly. Management undertakes an annual strategic planning process, with regular Board involvement in the process and review and approval of the resulting Strategic Plan. During fiscal 2014, there were 11 meetings of the Board. The frequency of meetings and the nature of agenda items change depending upon the state of the Company’s affairs. As noted under “Summary of Recent Important Corporate Developments” on page 1, following the appointment of the Company’s new Chief Executive Officer, the CEO began the process of developing a strategic roadmap and new organizational structure for the Company. This strategic roadmap has been developed in consultation with and has been approved by the Board.

The Board is responsible for overseeing the identification of the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to the Company’s underwritten business, ability to sustain and manage growth, its reputation and industry. The Audit Committee meets regularly to review reports from management of the Company and discuss specific risk areas with management and the external auditors. The Board ensures that the Company adopts appropriate risk management practices, including a comprehensive enterprise risk management program, and the Board regularly reviews and provides input on the same.

The Board is responsible for choosing the CEO, appointing other executive officers and monitoring their performance. The Compensation Committee is responsible for developing guidelines and procedures for selection and long-range succession planning for the CEO. As described under “New Chief Executive Officer – Ravichandra Saligram”, in late 2013 and early 2014 the Company conducted a search process which resulted in the hiring of Mr. Saligram as the new CEO, following the decision in October 2013 by Peter Blake to resign. The search process was overseen by the CEO Search Committee, a temporary committee of the Board established for this purpose. In addition, the Transition Committee, another temporary committee of the Board, was established to oversee the transition of management and the Company’s ongoing strategic plans under the new CEO.

The appointment of the new CEO was approved by the Board in June 2014. As described under “New CEO Compensation Agreements”, the Compensation Committee reviewed and approved the compensation arrangements with Mr. Saligram. Following his appointment, Mr. Saligram began the process of developing a strategic roadmap and new organizational structure for the Company, in consultation with and with the approval of the Board.

In connection with the new organizational structure for the Company, the Compensation Committee intends to work together with Mr. Saligram and the recently appointed Chief Human Resources Officer in monitoring and overseeing succession planning within the Company going forward.

The Committee generally ensures that processes are in place to recruit qualified senior managers, and to train, develop and retain them. The Board encourages senior management to participate in professional and personal development activities, courses and programs.

The Board supports management’s commitment to training and developing its employees with a special focus on areas of strategic importance.

The Board reviews all the Company’s financial communications, including annual and quarterly reports. The Company communicates with its stakeholders through a number of channels including its web site. The Board oversees the Company’s disclosure policy, which requires, among other things, the accurate and timely communication of all material information as required by applicable law.

Shareholders can provide feedback to the Company in a number of ways, including via e-mail (ir@rbauction.com) or by calling a toll-free telephone number (1.800.663.8457). Shareholders are also able to contact the Chair directly via email or telephone as described on page 9 of this Information Circular. The Company has implemented procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters or reports of wrongdoing or violations of the Company’s Code of Business Conduct and Ethics.

The Board, through the Audit Committee, oversees the effectiveness and integrity of the Company’s internal control processes and management information systems. The Audit Committee also directly oversees the activities of the Company’s external auditors. The Company’s Disclosure Committee (consisting of the Company’s Chief Financial Officer, Chief Operational Support & Development Officer, General Counsel, VP Finance, Director Risk Management, and Investor Relations Manager) reports to the Audit Committee on a quarterly basis on the quality of the Company’s internal control processes. The Company has also adopted a disclosure policy.

The Nominating and Corporate Governance Committee is responsible for reviewing the governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This committee is responsible for the report on corporate governance included in the Company’s Information Circular. Through industry forums and access to professional advisors, the committee keeps abreast of best practices to ensure the Company continues to carry out high standards of corporate governance. The Board has adopted corporate governance guidelines, which are available on the Company’s website.

3. Position Descriptions

1.        Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

2.        Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The entire Board is responsible for the overall governance of the Company. Any responsibility that is not delegated to senior management or a Board committee remains with the entire Board. The Board has adopted position descriptions for the CEO and the Board Chair. The CEO position description was reviewed and revised in connection with the process of hiring the Company’s new CEO. The charters of the Committees of the Board are considered to be position descriptions for the chairs of the committees. The CEO has overall responsibility for all Company operations , subject to Board oversight.

The Board reviews and approves the corporate objectives for which the CEO is responsible and such corporate objectives form a key reference point for the review and assessment of the CEO’s performance.

The Board has defined the limits to management’s authority. The Board expects management, among other things, to:

(1)	set the appropriate “tone at the top” for all employees of the Company;

(2)	review the Company’s strategies and their implementation in all key areas of the Company’s activities, provide relevant reports to the Board related thereto and integrate the Board’s input into management’s strategic planning for the Company;

(3)	carry out a comprehensive planning process and monitor the Company’s financial performance against the annual plan approved by the Board; and

(4)	identify opportunities and risks affecting the Company’s business, develop and provide relevant reports to the Board related thereto and, in consultation with the Board, implement appropriate mitigation strategies.

4. Orientation and Continuing Education

1.      Briefly describe what measures the board takes to orient new directors regarding

2.      the role of the board, its committees and its directors, and

3.      the nature and operation of the issuer’s business.

4.      Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

All new directors receive an orientation binder, which includes a record of historical public information about the Company, a copy of the Company’s Code of Business Conduct and Ethics, the mandate of the Board and the charters of the Board committees, and other relevant corporate and business information and securities filings. In addition, the Company’s orientation for directors involves meeting with the Chair, CEO and senior management of the Company for an interactive introductory discussion about the Company, its strategy and operations, providing the directors with an opportunity to ask questions. New directors are also expected to attend a Company auction shortly after their appointment and to attend as an observer at least one meeting of each Board committee during their first year. All directors are also encouraged to meet with management informally, visit auction sites and attend auctions on a periodic basis.

Senior management makes regular presentations to the Board on the main areas of the Company’s business and updates the Board quarterly on the Company’s financial and operating performance. External subject matter experts are also invited to make presentations to the Board on emerging topics of interest, on a periodic basis. Periodically, directors tour the Company’s various facilities and attend Company auctions.

Directors are encouraged to take relevant professional development courses at the Company’s expense, and at times, the Company also recommends appropriate courses and conferences and encourages directors to attend. The Company maintains, at its expense, individual memberships for all directors with the Nation Association of Corporate Directors and the Institute of Corporate Directors and a number of directors have attended training courses offered to members of these institutions. The Company also canvases the directors on an annual basis to determine what courses or training each of them has attended during the past year.

5. Ethical Business Conduct

1.      Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

2.      disclose how a person or company may obtain a copy of the code;

3.      describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

4.      provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

5.      Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

6.      Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted a Code of Business Conduct and Ethics that can be found on the Company’s website and on SEDAR at www.sedar.com.

The Board and management review and discuss from time to time the effectiveness of the Company’s Code of Business Conduct and Ethics and any areas or systems that may be further improved. The Company performs a Code of Business Conduct and Ethics compliance review on an annual basis, and seeks annual confirmation of understanding of and adherence to the Code from all employees throughout the Company and from directors.

There has been no material change report that has been filed that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

The Company complies with the relevant provisions under the Canada Business Corporations Act that deal with conflict of interest in the approval of agreements or transactions and the Company’s Code of Business Conduct and Ethics sets out additional guidelines in relation to conflict of interest situations. The Company, through directors’ and officers’ questionnaires and other systems, also gathers and monitors relevant information in relation to potential conflicts of interest that a director or officer may have.

The Company was founded on, and the business continues to be successful largely as a result of, a commitment to ethical conduct and doing what is right. Employees are regularly reminded about their obligations in this regard and senior management demonstrates a culture of integrity and monitors employees by being in attendance at most of the Company’s industrial auctions. This culture is clearly articulated in the Company’s strategy document, which was approved by the Board.

6. Nomination of Directors 1. Describe the process by which the board identifies new candidates for board nomination.

The Nominating and Corporate Governance Committee reviews the competencies and skills of the Board from time to time and identifies any areas where additional strength may be needed. When considering and identifying potential candidates for new directors, the Committee considers, among other attributes, the candidate’s professional experience, industry knowledge, public company board experience and ability to stay on the Board for multiple terms and become familiar with the Company.

The Board reviews its composition and size on a regular basis. The Board feels that the size of seven to nine members is reasonable given the current size and complexity of the Company. The Company believes that the current membership of the Board reflects appropriate experience and an appropriate number of unrelated and independent directors, and permits the Board to operate in an efficient manner. In addition, as described under item 11 below, in February 2015 the Board adopted a diversity policy, including a target to increase the number of women on the Board.

2.      Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Company currently has a Nominating and Corporate Governance Committee, composed entirely of independent directors. The Committee has three members:

Chair: Edward Pitoniak

Members: Beverley A. Briscoe and Eric Patel

The Committee is responsible for proposing new nominees to the Board, in accordance with the guidelines articulated in the Nominating and Corporate Governance Committee’s charter and the Company’s Corporate Governance Guidelines, which are available on the Company’s website.

3. If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Corporate Governance Committee has the responsibility for establishing corporate governance guidelines and overseeing the evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board and the contribution of individual directors, by virtue of its charter.

The charter of the Nominating and Corporate Governance Committee can be found on the Company’s website.

7. Compensation 1. Describe the process by which the board determines the compensation for issuer’s directors and officers.	Please refer to the discussion included in the Compensation Discussion and Analysis commencing on page 24 and to the discussion of director compensation commencing on page 12. The Nominating and Corporate Governance Committee annually reviews the Company’s director compensation practices and recommends to the Board the form and amount of compensation and benefits for non-employee directors.

2.      Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

3.      If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Board has appointed a compensation committee. This Committee has three members:

Chair: Christopher Zimmerman

Members: Robert Elton and Erik Olsson

The NYSE rules for United States companies require that all of the members of a Compensation Committee be independent. The Board determined that the Company has been in compliance with this requirement since August 2005.

This Committee met seven times and achieved and attendance record of 100% in 2014.

The responsibilities, powers and operation of the Compensation Committee are as described in its charter, a copy of which can be found on the Company’s website.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board has no other permanent standing committees. In October 2013, the Board formed a CEO Search Committee for the purpose of overseeing the identification and hiring of a new CEO (now discontinued) and to oversee the transition of management and the Company’s appointment of Mr. Saligram as CEO of the Company.

9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Board has an annual assessment process for the Board and its committees. The process is administered by the Nominating and Corporate Governance Committee. The process considers Board and Committee performance relative to the Board mandate or relevant Committee charters, as appropriate, and provides a mechanism for all directors to assess and provide comments on Board, Committee and Chair performance. In 2012, the Board engaged the National Association of Corporate Directors’ Board Advisory Services to provide an independent evaluation of the Board. The results of each annual assessment are shared with all Board members.

10. Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted formal term limits for the members of the Board (other than a mandatory retirement age for directors as set out in the Company’s Corporate Governance Guideline). While there is no formal limit on how long a director may serve, the general guideline, set forth in the Company’s Corporate Governance Guidelines, is that director renewal take place every ten to fifteen years.

The Nominating and Corporate Governance Committee reviews the composition of the Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew the Board.

11. Policies Regarding the Representation of Women on the Board

(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

The Company has adopted a Diversity Policy and amended the Director Selection Guidelines forming part of the Nominating and Corporate Governance Committee Charter (the “Director Selection Guidelines”) to implement the provisions of the Diversity Policy. The Company values diversity and recognizes the organizational strength, deeper problem solving ability and opportunity for innovation that diversity brings to the Board. The Company believes diversity is an important element of corporate governance and is good for the business.

Diversity contributes to the achievement of the Company’s corporate objectives. It enables the Company to attract people with the best skills and attributes, and to develop a workforce whose diversity reflects that of the communities in which it operates.

The Company’s Diversity Policy and Director Selection Guidelines have established, as a measurable objective for improving gender diversity that by 2016 at least 25% of the Board will be comprised of women, given a full complement of eight directors.

The Company’s Diversity Policy and the Corporate Governance Guidelines each provide that the Company’s management is responsible in implementing the Diversity Policy and Board of Directors are tasked with proactively monitoring the Company’s performance in terms of meeting the standards in the Diversity Policy and targets relating to women representation on the Board. As the Diversity Policy was only adopted recently, it would be too early to assess the annual and cumulative progress by the Company in achieving the objectives of the Diversity Policy.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

In addition to the relevant skills and experience required by the Board, the Nominating and Corporate Governance Committee takes into account the diversity objectives set forth in the Diversity Policy and Director Selection Guidelines in selecting candidates for filing board vacancies and changing its composition.

13. Consideration Given to the Representation of Women in Executive Officer Appointments

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.

The Company is committed to improving the level of diversity, including the representation of women in executive officer appointments. Management is embarking on a process to assess and improve diversity within the organization and will be focused on the development of a diversity and inclusion strategy during 2015. Since 2011, the Company has sponsored various leadership development initiatives including Women’s Go Networking and Mentoring program and the Ritchie Bros. Women in Leadership program open to all female employees aspiring to leadership roles.

The Company is committed to providing an environment in which all employees are treated with fairness and respect, and have equal access to opportunities for advancement based on skills and aptitude.

14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a) For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.

(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:

(i) the target, and

(ii) the annual and cumulative progress of the issuer in achieving the target.

In February 2015, the Company has established an objective that at least 25% of the members of the Board, at a full complement of eight members, be female by 2016.

As noted in the Company’s Diversity Policy, the Company believes diversity strengthens its organizational strength and therefore, diversity, including gender diversity, is a key factor in the selection process to fill executive positions in the Company. The Company believes that it has a balanced approach in its executive selection process and has also given emphasis to gender representation in its executive search program. Management will be focused on accelerating the development of a diversity and inclusion strategy especially focused on gender diversity during 2015.

15. Number of Women on the Board and in Executive Officer Positions

(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

The Company currently has one woman director on the Board, the Chair of the Board, representing 14% of the Board. Two of the proposed nominees for election as directors (25%) are women.

The Company currently has no female executive officers, representing 0% of the Company’s Executive team.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity which is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, none of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is currently authorized to issue an unlimited number of Common Shares, an unlimited number of junior preferred shares without par value and an unlimited number of senior preferred shares without par value. As at March 10, 2015, according to the records of Computershare Trust Company of Canada, the registrar and transfer agent of the Company, there were 107,861,734 Common Shares and no preferred shares of the Company issued and outstanding. Holders of Common Shares are entitled to one vote for each Common Share held. The directors of the Company have fixed the close of business on March 20, 2015 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

To the knowledge the Company based on filings with the U.S. Securities and Exchange Commission, there is only one shareholder, Baillie Gifford & Co. Limited, who beneficially owns, directly or indirectly, or control or direct Common Shares carrying more than 10% of the voting rights attached to all voting shares of the Company.

The following table provides certain information regarding the ownership of the Company’s Common Shares as of December 31, 2014 by each person known to own more than 5% of the Company’s issued and outstanding Common Shares. This information is based on a review of recent SEC filings.

Name and Address of Beneficial Owner	Amount (#) and Nature of Beneficial Ownership	Percent of Class (1)
Baillie Gifford & Co. Limited (2) Edinburgh, Scotland, UK	11,652,200 Sole voting and dispositive power	10.9%
Royce & Associates, LLC (3) New York, NY, USA	10,045,187 Sole voting and dispositive power	9.4%
Caisse de dépôt et placement du Québec (4) Montreal, QC, Canada	9,104,800 Sole voting and dispositive power	8.5%
Burgundy Asset Management (5) Toronto, ON, Canada	7,989,419 Sole voting and dispositive power	7.4%
PRIMECAP Management Company (6) Pasadena, CA, USA	7,757,530 Sole voting and dispositive power	7.2%
Clifton Park Capital Management (7) Wilmington, DE, USA	6,410,000 Sole voting and dispositive power	6.0%
Riverbridge Partners LLC (8) Minneapolis, MN, USA	6,052,405 Sole voting and dispositive power	5.6%

(1)	Percent of Class calculated based on common shares outstanding at the date of filing of the underlying Schedule 13(G).
(2)	Information based on Schedule 13(G) filed with the SEC on February 2, 2015.
(3)	Information based on Schedule 13(G) filed with the SEC on January 20, 2015.
(4)	Information based on Schedule 13F-HR filed with the SEC on February 13, 2015.
(5)	Information based on Schedule 13(G) filed with the SEC on February 11, 2015.
(6)	Information based on Schedule 13(G) filed with the SEC on February 10, 2015.
(7)	Information based on Schedule 13(G) filed with the SEC on February 13, 2015.
(8)	Information based on Schedule 13(G) filed with the SEC on January 29, 2015.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy for use at the Meeting are directors of the Company.

A shareholder has the right to appoint a person to attend and act as proxyholder on the shareholder’s behalf at the Meeting other than the persons named in the enclosed form of proxy. If a shareholder does not wish to appoint either person so named, the shareholder should insert in the blank space provided the name and address of the person whom the shareholder wishes to appoint as proxyholder. That person need not be a shareholder of the Company.

A shareholder who has given a proxy may revoke it by: (a) signing a proxy bearing a later date and depositing it as provided under “Deposit of Proxy” below; (b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under “Validity of Proxy” below) and delivering such notice to the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting or to the Chairman of the Meeting on the day of the Meeting; (c) attending the Meeting in person and registering with the scrutineer thereat as a shareholder present in person and signing and dating a written notice of revocation; or (d) any other manner permitted at law.

Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

Voting of Shares Represented by Proxy

A signed proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified (and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting).

If the instructions as to voting indicated on a proxy in the enclosed form and deposited as provided for herein are certain, all of the shares represented by such proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder specifies a choice in the proxy as to how such shareholder’s shares are to be voted with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified by a shareholder in a signed proxy in the form of the enclosed form of proxy and one of the persons named in the enclosed form of proxy is appointed as proxyholder, the shares represented by the proxy will be voted “FOR” each of the director candidates nominated by the Board and “FOR” each of the other matters identified therein.

Amendments or Variations and Other Matters

Management of the Company is not aware of any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting nor of any other matter which may be brought before the Meeting. However, a proxy in the form of the enclosed form will confer discretionary authority upon a proxyholder named therein to vote on any amendments to or variations of any of the matters identified in the enclosed Notice of Meeting and on any other matter which may properly be brought before the Meeting in respect of which such proxy has been granted.

Validity of Proxy

A form of proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder’s attorney duly authorized in writing. If the proxy is not dated, it will be deemed to bear the date on which it is mailed by the management of the Company to the shareholders. In the case of a shareholder that is a corporation, a proxy will not be valid unless it is executed under its seal or by a duly authorized officer or agent of, or attorney for, such corporate shareholder. If a proxy is executed by an attorney or agent for an individual shareholder, or by an officer, attorney, agent or authorized representative of a corporate shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the proxy. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign the proxy. The form of proxy should be signed in the exact manner as the name appears on the proxy.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

Deposit of Proxy

In order to be valid and effective, an instrument appointing a proxy holder must be deposited with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 or a shareholder can vote by proxy using the Internet by following the instructions on the form of proxy, in each case, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

Non-registered Shareholders

Non-registered shareholders, whose shares may be registered in the name of a third party, such as a broker or trust company, may exercise voting rights attached to shares beneficially owned by them. Applicable securities laws require intermediaries to seek voting instructions from non-registered shareholders. Accordingly, unless a nonregistered shareholder has previously instructed their intermediaries that they do not wish to receive materials relating to shareholders’ meetings, non-registered shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. If non-registered shareholders wish to attend and vote the shares owned by them directly at the Meeting, such non-registered holders should follow the procedures in the directions and instructions provided by or on behalf of the intermediary. For example, these non-registered shareholders can insert their name in the space provided on the request for voting Instructions or proxy form or request a form of proxy which will grant the nonregistered holder the right to attend the meeting and vote in person. Non-registered shareholders should carefully follow the directions and instructions of their intermediary, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered.

Only registered shareholders as of the close of business on March 20, 2015 (the record date for voting at the Meeting) have the right to vote in person at the Meeting or to execute, deliver or revoke a proxy with the Company in respect of voting at the Meeting.

The Company has not sent any proxy-related materials that solicit votes or voting instructions directly to any non-registered shareholders. Non-registered shareholders who wish to vote or change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to make necessary voting arrangements, change the vote and, if necessary, revoke the relevant proxy.

NORMAL COURSE ISSUER BID

In February 2015 the Company obtained the approval of the Toronto Stock Exchange to commence a normal course issuer bid (the “NCIB”) for up to $100 million of its Common Shares. The NCIB will commence on March 3, 2015 and, subject to renewal, will terminate on March 2, 2016 or on such earlier date as the Company may complete its purchases under the NCIB or as it may otherwise determine. The Company may discontinue purchases at any time, subject to compliance with applicable regulatory requirements. Under the NCIB, the Company may purchase up to the lesser of 5,392,736 Common Shares (representing 5% of the Common Shares issued and outstanding as of February 20, 2015) and that number of Common Shares worth an aggregate of $100 million. Subject to certain exemptions for block purchases, the maximum number of Common Shares that the Company may purchase on any one trading day is 30,567 shares (representing 25% of the average daily trading volume of the Common Shares on the Toronto Stock Exchange for the six calendar months ended January 31, 2015).

There can be no assurance as to the precise number of Common Shares that will be repurchased under the NCIB. As of February 20, 2015, 107,854,734 Common Shares were issued and outstanding. All Common Shares purchased under the NCIB will be cancelled.

Subject to negotiation of a broker agreement, the Common Shares purchased under the NCIB will be purchased through a combination of an automatic repurchase plan which the Company intends to implement, as well as at management’s discretion in compliance with regulatory requirements and market, cost and other considerations. Under the automatic purchase plan the Corporation’s broker may repurchase Common Shares under the NCIB at any time, including, without limitation, when the Company would ordinarily not be permitted to do so due to regulatory restrictions or self-imposed blackout periods. Purchases will be made by the Corporation’s broker based on the parameters prescribed by the Toronto Stock Exchange, applicable Canadian and U.S. securities laws and the terms of the parties’ written agreement. Purchases under the NCIB may be made at the then current market price of the Common Shares through the facilities of the Toronto Stock Exchange, the New York Stock Exchange or alternative trading platforms in Canada or the United States by means of open market transactions or by such other means as may be permitted by the Toronto Stock Exchange and applicable Canadian and U.S. securities laws.

The Board authorized the NCIB to be used primarily to mitigate dilution from stock options and to pursue opportunistic share repurchases from open market purchases. The Company has not previously purchased any of its Common Shares through a share repurchase program.

Holders of Common Shares may obtain a copy of the notice of the NCIB filed by the Company with the Toronto Stock Exchange, without charge, by contacting the Corporate Secretary of the Company.

ADDITIONAL INFORMATION

The Company will provide to any person or company, upon request made to the Corporate Secretary of the Company, a copy of: the Company’s current Annual Information Form together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference; the Company’s consolidated comparative annual financial statements for its most recently completed fiscal year together with the accompanying report of the auditor and management’s discussion and analysis of financial condition and results of operations (“MD&A”); any interim financial statements of the Company subsequent to the financial statements of the Company’s most recently completed fiscal year that have been filed together with the relevant MD&A; and the Company’s information circular in respect of its most recent annual meeting of shareholders. The Company may require the payment of a reasonable charge if a person who is not a shareholder of the Company makes the request for information. Additional information relating to the Company, including financial information provided in the Company’s comparative financial statements and MD&A for the most recently completed financial year, is available on the SEDAR website at www.sedar.com.

SHAREHOLDERS PROPOSALS

Shareholder proposals to be considered at the 2016 Annual Meeting of shareholders of the Company must be received at the principal office of the Company no later than January 3, 2016 to be included in the information circular and form of proxy for such Annual Meeting.

APPROVAL OF CIRCULAR

The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.

Dated at Vancouver, British Columbia, this 2nd day of April, 2015.

By Order of the Board of Directors

/s/ Darren Watt

Darren Watt

Corporate Secretary

Schedule “A”

AMENDED AND RESTATED BY-LAW NO. 1

A by-law relating generally to

the transaction of the business

and affairs of

RITCHIE BROS. AUCTIONEERS INCORPORATED

(hereinafter referred to as the “Company”)

DIRECTORS

1.	Calling of and notice of meetings. Meetings of the board shall be held at such place and time and on such day as they see fit. A director may at any time convene a meeting of the board. Notice of meetings of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.	Votes to govern. At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

3.	Interest of directors and officers generally in contracts. No director or officer shall be disqualified by his office from contracting with the Company nor shall any contract or arrangement entered into by or on behalf of the Company with any director or officer or in which any director or officer is in any way interested be liable to be voided nor shall any director or officer so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established; provided that the director or officer shall have complied with the provisions of the Canada Business Corporations Act.

4.	Advance Notice for Nomination of Directors

(a)	Meetings of Shareholders. Subject only to the Canada Business Corporations Act and the Articles of the Company, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board of Directors of the Company may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, and such nomination or proposed nomination is made:

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

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(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Canada Business Corporations Act, or a requisition of the shareholders made in accordance with the provisions of the Canada Business Corporations Act; or

(iii)	by any person (a “Nominating Shareholder”): (a) who, at the close of business on the date of the giving of the notice provided for below in this paragraph 4 and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence satisfactory to the Company of such beneficial ownership; and (b) who complies with the notice procedures set forth below in this paragraph 4.

(b)	Timely Notice. In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the head office of the Company.

(i)	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

A.	in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

B.	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

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(c)	Proper Written Form. To be in proper written form, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must:

(i)	set forth the following information as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each a “Proposed Nominee”):

A.	the name, age, business address and residential address of the Proposed Nominee;

B.	the principal occupation or employment of the Proposed Nominee for the most recent five years, and the name and principal business of any company in which such employment was carried on;

C.	the citizenship and place of residence of the Proposed Nominee;

D.	the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Proposed Nominee as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice;

E.	any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Canada Business Corporations Act and Applicable Securities Laws (as defined below); and

F.	the Proposed Nominee’s written consent to being named in the notice as a nominee and to serving as a director of the Company if elected; and

(ii)	set forth the following information as to the Nominating Shareholder giving the notice:

A.	the name and address of such Nominating Shareholder, as they appear on the securities register of the Company;

B.	the number of securities of each class or series of securities of the Company owned of record and beneficially by, or under the control or direction of, directly or indirectly, such Nominating Shareholder;

C.	full particulars regarding any agreement, arrangement or understanding with respect to the nomination between or among such Nominating Shareholder, any of their respective affiliates or associates, and any others acting jointly or in concert with any of the foregoing, including the Proposed Nominee;

D.	full particulars regarding any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, convertible securities, stock

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appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such Nominating Shareholder, whether or not such instrument or right shall be subject to settlement in underlying securities of the Company, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such Nominating Shareholder with respect to securities of the Company;

E.	full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any securities of the Company; and

F.	any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Canada Business Corporations Act and Applicable Securities Laws (as defined below); and

(iii)	include a certification by the Nominating Shareholder that the Nominating Shareholder’s notice contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and a certification by the Proposed Nominee that the information in relation to him or her contained in the Nominating Shareholder’s Notice is true and accurate.

(d)	The Company may require any Proposed Nominee to furnish such other information and documents as may reasonably be required by the Company to (i) determine the eligibility of such Proposed Nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence and/or qualifications in respect of financial literacy, or lack thereof, of such Proposed Nominee or (ii) satisfy the requirements of the Canada Business Corporations Act, Applicable Securities Laws or applicable stock exchange rules. In addition, a Nominating Shareholder’s notice (including but not limited to the related certification) shall be promptly updated and supplemented if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for the meeting of shareholders.

(e)

Eligibility for Nomination. No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this paragraph 4; provided, however, that nothing in this paragraph 4 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Canada Business Corporations Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the

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foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)	For purposes of this Amended and Restated By-law No. 1:

(i)	“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

(ii)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

(g)	Notice. Notwithstanding any other provision of this Amended and Restated By-law No. 1, a Nominating Shareholder’s notice given to the Corporate Secretary of the Company pursuant to this paragraph 4 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Company for purposes of such notice), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (if applicable, at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the head office of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Pacific Standard Time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(h)	Compliance with Share Rights. Notwithstanding the foregoing, all nominations must be made in accordance with the special rights and restrictions attached to any class or series of shares from time to time.

(i)	Waiver of Requirement. Notwithstanding the foregoing, the Board of Directors may, in its sole discretion, waive any requirement in this paragraph 4.

SHAREHOLDERS’ MEETINGS

5.	Quorum.

(a)	Quorum. At any meeting of shareholders, a quorum shall be two persons present in person and each entitled to vote thereat and holding or representing by proxy not less than thirty three per cent (33%) of the votes entitled to be cast thereat.

(b)	Participation by Electronic Means. Subject to compliance with applicable requirements under the Canada Business Corporations Act and regulations

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thereunder and applicable securities laws, any person entitled to attend and vote at a meeting of shareholders may (i) vote at the meeting in person or by proxy (and, subject to any determination made from time to time by the board, may appoint a proxy by any method permitted by law and approved by the board from time to time, including, but not limited to input of data using telephonic facilities, over certain approved secured internet facilities or other electronic facilities as deemed appropriate by the board); and (ii) participate in the meeting of shareholders by means of telephonic, electronic or other communication facilities that permit all participants to communicate adequately with each other during the meeting, in a manner as approved by the board as orderly and secured and if the Company makes available such communication facilities.

(c)	Meeting by Electronic Means – Subject to compliance with applicable requirements under the Canada Business Corporations Act and regulations thereunder and applicable securities laws, the board may determine the manner of which meetings of shareholder shall be held (either at a specific place, or by means of telephonic, electronic or other communication facilities that permit all participants to communicate adequately with each other, or a combination of the foregoing as the board deems appropriate). When calling a meeting of shareholders, the board may determine that such meeting will be held entirely by means of such telephonic, electronic or other communication facilities, provided that the board is reasonably satisfied that all participants shall be able to communicate adequately with each other during the meeting.

(d)	Procedures in relation to Electronic Participation. Subject to compliance with applicable requirements under the Canada Business Corporations Act and regulations thereunder and applicable securities laws, the board may establish, in connection with any meeting of shareholders, procedures regarding voting at the meeting by means of telephonic, electronic or other communication facilities consistent with those procedures. The board may determine from time to time that the voting at any specific meeting shall be held entirely by such means.

INDEMNIFICATION

6.	Indemnification of directors and officers. The Company shall indemnify a director or officer of the Company, a former director or officer of the Company or a person who acts or acted at the Company’s request as a director or officer of a body corporate of which the Company is or was a shareholder or creditor, and his heirs and legal representatives to the extent permitted by the Canada Business Corporations Act.

7.

Indemnity of others. Except as otherwise required by the Canada Business Corporations Act and subject to paragraph 6, the Company may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, agent of or participant in another body corporate, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted honestly and in good faith with a view to the best interests of

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the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his conduct was lawful.

8.	Right of indemnity not exclusive. The provisions for indemnification contained in the by-laws of the Company shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

9.	No liability of directors or officers for certain matters. To the extent permitted by law, no director or officer for the time being of the Company shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by the Company or for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Company shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Company shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Company or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to act honestly and in good faith with a view to the best interests of the Company and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Company shall be employed by or shall perform services for the Company otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Company, the fact of his being a director or officer of the Company shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

10.	Banking arrangements. The banking business of the Company, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Company’s behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

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11.	Execution of instruments. Contracts, documents or instruments in writing requiring execution by the Company shall be signed by any one officer or director, and all contracts, documents or instruments in writing so signed shall be binding upon the Company without any further authorization or formality. The board is authorized from time to time by resolution to appoint any director or directors, officer or officers or any other person or persons on behalf of the Company to sign and deliver either contracts, documents or instruments in writing generally or to sign either manually or by facsimile signature and deliver specific contracts, documents or instruments in writing. The term “contracts, documents or instruments in writing” as used in this Amended and Restated By-law No. 1 shall include deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities and all paper writings.

MISCELLANEOUS

12.	Invalidity of any provisions of this Amended and Restated By-law No. 1. The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this Amended and Restated By-law No.1.

13.	Omissions and errors. The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

INTERPRETATION

14.	Interpretation. In this Amended and Restated By-law No. 1 and all other by-laws of the Company words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, executor, administrator or legal representative and any number or aggregate of persons; “articles” include the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement and articles of revival; “board” shall mean the board of directors of the Company; “Canada Business Corporations Act” shall mean Canada Business Corporations Act, R.S.C. 1985 c. C-44 as amended from time to time or any Act that may hereafter be substituted therefor; and “meeting of shareholders” shall mean and include an annual meeting of shareholders and a special meeting of shareholders.

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